UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 13, 2023

VISA INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-33977	26-0267673
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

P.O. Box 8999 San Francisco, California	94128-8999
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (650) 432-3200

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	V	New York Stock Exchange
1.500% Senior Notes due 2026	V26	New York Stock Exchange
2.000% Senior Notes due 2029	V29	New York Stock Exchange
2.375% Senior Notes due 2034	V34	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On September 13, 2023, Visa Inc. (“Visa”) announced that it is engaging with its common stockholders on the subject of potential amendments to its Seventh Restated Certificate of Incorporation (the “Certificate of Incorporation”) that would authorize Visa to conduct an exchange offer program that would have the effect of releasing transfer restrictions on portions of Visa’s Class B common stock in a manner that is designed to be economically equivalent to existing arrangements with respect to Class A and Class C common stockholders’ exposure to certain litigation, as described below. Visa’s board of directors has reviewed, and has authorized management to engage with its common stockholders regarding, these potential Certificate of Incorporation amendments. If ultimately proposed, the amendments would become effective only if approved by a majority of the outstanding shares of Class A, Class B and Class C common stock, each voting as a separate class.

The potential Certificate of Incorporation amendments, including the form of makewhole agreement described below, are attached hereto as Exhibit 99.1. The draft amendments are described below and in the presentation attached hereto as Exhibit 99.2. A document in question-and-answer format concerning the draft amendments is attached hereto as Exhibit 99.3. Any Certificate of Incorporation amendments, if ultimately proposed, may differ in important respects from the draft described below and in the exhibits attached hereto.

*        *        *

Visa’s capital structure was established in connection with its 2007 restructuring and subsequent IPO. Visa’s authorized common stock today consists of three classes:

•

Class A common stock is held by the public and traded on the New York Stock Exchange. Pursuant to the Certificate of Incorporation, holders of Class B and Class C common stock are prohibited from holding Class A common stock for their own accounts. As of July 19, 2023, approximately 1,607 million shares of Class A common stock were outstanding.

•	Class B common stock is held predominantly by U.S. financial institutions that are current or former members of Visa U.S.A. Inc., and/or their affiliates.

•

Class B common stock is subject to transfer and convertibility restrictions until all U.S. covered litigation is fully resolved. For further information, see Note 5—U.S. and Europe Retrospective Responsibility Plans and Note 20—Legal Matters in the notes to the consolidated financial statements in Visa’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022 and Note 5—U.S. and Europe Retrospective Responsibility Plans and Note 13—Legal Matters in the notes to the consolidated financial statements (unaudited) in Visa’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.

•

Each share of Class B common stock is convertible into Class A common stock at a conversion rate that is adjusted downward when Visa deposits funds into the escrow account from which monetary liabilities arising from the U.S. covered litigation are payable.

•

As of July 19, 2023, approximately 245 million shares of Class B common stock were outstanding, which at the current conversion rate would be convertible into approximately 390 million shares of Class A common stock valued at approximately $96 billion based on the August 31, 2023 New York Stock Exchange Class A common stock closing price of $245.68 per share.

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•

Class C common stock is held predominately by financial institution clients of Visa and/or their affiliates that are located outside of the United States, as well as by other persons that, pursuant to the Certificate of Incorporation, are prohibited from holding Class A common stock. Class C common stock is not currently subject to transfer restrictions under the Certificate of Incorporation, and automatically converts to Class A common stock at a fixed conversion rate upon transfer to an eligible holder of Class A common stock. As of July 19, 2023, approximately 9.5 million shares of Class C common stock were outstanding, which at the current conversion rate would be convertible into approximately 38 million shares of Class A common stock.

Visa has made significant progress on the U.S. covered litigation. In light of this progress, Visa believes it is an appropriate time to consider pursuing the amendments to the Certificate of Incorporation described herein, as doing so may provide benefits to all holders of Class A, B and C common stock. Adoption of the Certificate of Incorporation amendments and implementation of the potential exchange offer program may help mitigate the potential market impact that otherwise could be associated with releasing all Class B common stock on a single day upon final resolution of all U.S. covered litigation, while maintaining economically equivalent protections provided by Visa’s Class B common stockholders against U.S. covered litigation liability. Adoption of the amendments may also strengthen commercial relationships with Visa’s U.S. financial institution clients who are also Class B common stockholders.

As currently contemplated, the amendments would redenominate the existing Class B common stock as “Class B-1 common stock” and authorize Visa to conduct an initial exchange offer in which holders of Class B-1 common stock would be offered the opportunity to tender some or all of their Class B-1 common stock in exchange for a combination of:

•

Class B-2 common stock in an amount equivalent to half of the Class B-1 common stock tendered in the exchange offer. This Class B-2 common stock would be a new class of Class B common stock subject to the same transfer and convertibility restrictions as the Class B common stock that is currently outstanding, although future downward adjustments to the Class B-2 common stock conversion rate would be accelerated to occur at twice the rate as that applicable to the current Class B and future Class B-1 common stock.

and

•

Class C common stock in an amount equivalent to half of the value of the Class B-1 common stock tendered in the exchange offer. This Class C common stock would be the same as the Class C common stock that is currently outstanding, although the Class C common stock received in the exchange offer would be subject to temporary transfer restrictions as noted below.

By participating in this potential exchange offer, each holder of Class B-1 common stock would effectively have the ability to sell up to half of its Class B-1 common stock into the public market in the form of Class C common stock, which upon sale is convertible into Class A common stock at the then-applicable conversion rate.

Once the above-described potential exchange offer is completed, the Certificate of Incorporation amendments would also authorize Visa to conduct up to three successive potential exchange offers that, in each case, would have the effect of releasing the transfer restrictions on up to half of the applicable Class B common stock issued in a previous exchange offer. In exchange for the tendered Class B common stock, Visa would issue (x) shares of a successive class of Class B common stock (for example, in the first successive potential exchange offer, Class B-3 common stock would be issued in exchange for Class B-2 common stock) in an amount equivalent to half of the Class B common stock tendered in exchange and (y) shares of Class C common stock in an amount equivalent to half of the value of the Class B common stock tendered in exchange.

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Each successive class of Class B common stock would be subject to the same transfer and convertibility restrictions as the Class B common stock that is currently outstanding, although future downward conversion rate adjustments to each new class of Class B common stock would be accelerated to occur at twice the rate as that applicable to the Class B common stock tendered in exchange. Visa would be authorized to conduct a successive potential exchange offer after one year has passed since the initial exchange offer for the next preceding class of Class B common stock if the estimated interchange reimbursement fees at issue in unresolved claims for damages in the U.S. covered litigation have been reduced by 50% or more, as determined by Visa. (For example, after Visa conducts an exchange offer directed to holders of Class B-2 common stock in which these holders are offered the opportunity to receive Class B-3 common stock, Visa would not thereafter offer the holders of Class B-3 common stock the opportunity to exchange for Class B-4 common stock unless at least one year had elapsed from the Class B-2 exchange offer and the estimated interchange reimbursement fees at issue in unresolved claims for damages in the U.S. covered litigation had been reduced by 50% or more.) Subject to these conditions, Visa would retain full discretion whether and when to conduct any successive exchange offer.

As a condition to participating in an exchange offer, each participating stockholder and certain of such holder’s parent entities would execute and deliver a makewhole agreement, the contemplated form of which is included within Exhibit 99.1. The makewhole agreement would obligate the participating holder, after the value of the Class B common stock it received in the applicable exchange offer has been depleted through downward conversion rate adjustments, to reimburse Visa for the portion of any future deposit into the U.S. covered litigation escrow account that, but for the holder’s participation in the exchange offer, would have been absorbed by such holder through downward adjustments to the conversion rate of the class of Class B common stock tendered in the exchange offer. The makewhole agreement would also impose temporary transfer restrictions on a participating holder’s ability to convert and sell the Class C common stock it receives in the exchange offer. These temporary transfer restrictions would be intended to mitigate the market impact of allowing such Class C common stock to be converted and sold at once in the form of Class A common stock.

Whether or not the Certificate of Incorporation amendments are proposed by Visa and approved by stockholders, Visa will retain the ability under its Certificate of Incorporation to repurchase common stock from stockholders, including Class B common stockholders.

*        *        *

Additional Information and Where to Find It

If Visa determines to propose Certificate of Incorporation amendments to its stockholders in the currently contemplated or a modified form, Visa would file with the Securities and Exchange Commission (“SEC”) a proxy statement describing the proposal and the transactions contemplated thereby. The proxy statement would be provided to Visa stockholders and would contain important information about the amendments described therein and related matters.

In addition, if Visa determines to proceed with an exchange offer with respect to any class of Class B common stock, Visa would file with the SEC a registration statement on Form S-4 to describe the terms of the transaction contemplated thereby.

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This communication is not a substitute for any proxy statement, exchange offer registration statement, prospectus or other documents Visa may file with the SEC in connection with the foregoing matters. If and when Visa provides a proxy statement relating to the potential Certificate of Incorporation amendments and a registration statement relating to a potential exchange offer:

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND/OR REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Any definitive proxy statement will be provided to Visa stockholders. Stockholders may obtain a free copy of any proxy statement (when available) and other documents filed by Visa at the SEC’s website at https://www.sec.gov. In addition, stockholders will be able to obtain free copies of any proxy statement (when available) and other documents filed by Visa with the SEC on Visa’s Investor Relations website at http://investor.visa.com.

Visa and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from Visa’s stockholders. Information regarding Visa’s executive officers and directors is contained in Visa’s definitive proxy statement for its 2023 Annual Meeting of Stockholders filed with the SEC on December 1, 2022, and in its Current Reports on Form 8-K filed with the SEC on February 1, 2023, February 16, 2023, April 10, 2023 and June 20, 2023. Stockholders may obtain additional information regarding the interests of such participants by reading the Certificate of Incorporation amendments and proxy statement and other relevant materials regarding the amendments if and when they become available. These documents would be obtainable free of charge as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the potential transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

*        *        *

Conference Call Details

Visa’s executive management will host a live audio webcast beginning at 5:30 p.m. Eastern Time (2:30 p.m. Pacific Time) today, Wednesday, September 13, 2023, to discuss the potential amendments to the Certificate of Incorporation and the potential exchange offer program. All interested parties are invited to listen to the live webcast at investor.visa.com. A replay of the webcast will be available on the Visa Investor Relations website for at least 30 days. The information furnished in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is available on the Visa Investor Relations website at investor.visa.com.

*        *        *

All information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished but not filed and shall not be deemed to be incorporated by reference into any of Visa’s filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent otherwise set forth therein.

*        *        *

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Forward-Looking Statements

This report, including the exhibits attached hereto, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to, among other things, the approval and implementation of the Certificate of Incorporation amendments and potential exchange offers discussed above, and future liability arising under the U.S. covered litigation. Forward-looking statements generally are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “projects,” “outlook,” “could,” “should,” “will,” “continue” and other similar expressions. All statements other than statements of historical fact could be forward-looking statements, which speak only as of the date they are made, are not guarantees of future events and are subject to certain risks, uncertainties and other factors, many of which are beyond our control and are difficult to predict.

Whether or not the Certificate of Incorporation amendments are proposed, approved or implemented, the final form of any such Certificate of Incorporation amendments is subject to a variety of factors, including, but not limited to:

•	stockholder and market reaction to the Certificate of Incorporation amendments and exchange offers;

•

the impact of global economic, political, market, health and social events or conditions, including the war in Ukraine and the sanctions and other measures being imposed in response, and the ongoing effects of the COVID-19 pandemic, including the resumption of international travel;

•	increased oversight and regulation of the global payments industry and our business;

•	the impact of government-imposed obligations and/or restrictions on international payment systems;

•	the outcome of tax, litigation and governmental investigation matters;

•	increasingly intense competition in the payments industry, including competition for our clients and merchants;

•	the proliferation and continuous evolution of new technologies and business models in the payments industry;

•	continued efforts to lower acceptance costs and challenge industry practices;

•	our ability to maintain relationships with our clients, acquirers, processors, merchants, payments facilitators, ecommerce platforms, fintechs and other third parties;

•	brand or reputational damage;

•	our exposure to loss or illiquidity due to settlement guarantees;

•	any disruption, failure, breach or cyber-attack of our networks or systems;

•	risks, uncertainties and the failure to achieve the anticipated benefits with respect to our acquisitions, joint ventures and other strategic investments; and

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•	the other factors described in our filings with the SEC, including our Annual Report on Form 10-K for the year ended September 30, 2022, and our subsequent reports on Forms 10-Q and 8-K.

Except as required by law, we do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Potential Amendments to Certificate of Incorporation and Form of Makewhole Agreement

99.2	Visa Inc. presentation dated September 13, 2023

99.3	Document in question-and-answer format concerning potential Certificate of Incorporation amendments

104	Cover page interactive data file (formatted as Inline XBRL)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISA INC.

Date: September 13, 2023	By:	/s/ Chris Suh
	Name:	Chris Suh
	Title:	Chief Financial Officer

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Exhibit 99.1

Visa Inc.

Proposed Amendments to Certificate of Incorporation

Draft as of September 13, 2023

The following amendments are currently contemplated for proposal to Visa Inc.’s Seventh Restated Certificate of Incorporation (the “Certificate of Incorporation”), following due approval of which the Certificate of Incorporation would be restated, as amended, as Visa Inc.’s Eighth Restated Certificate of Incorporation. Capitalized terms not defined herein are defined in the Certificate of Incorporation.

§ 1

Section 4.1 is amended and restated in its entirety as follows:

(a) The total number of shares of all classes of stock that the Corporation is authorized to issue is 2,003,474,068,128 shares, consisting of: (i) 25,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”), (ii) 2,001,622,245,209 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), (iii) 499,488,516 shares of Class B-1 Common Stock, par value $0.0001 per share (“Class B-1 Common Stock”), (iv) 122,756,693 shares of Class B-2 Common Stock, par value $0.0001 per share (“Class B-2 Common Stock”), (v) 61,378,347 shares of Class B-3 Common Stock, par value $0.0001 per share (“Class B-3 Common Stock”), (vi) 30,689,174 shares of Class B-4 Common Stock, par value $0.0001 per share (“Class B-4 Common Stock”), (vii) 15,344,587 shares of Class B-5 Common Stock, par value $0.0001 per share (“Class B-5 Common Stock”) and (viii) 1,097,165,602 shares of Class C Common Stock, par value $0.0001 per share (“Class C Common Stock,” and collectively with Class A Common Stock, Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock and Class B-5 Common Stock, “Common Stock”).

(b) All shares of Class B Common Stock of the Corporation issued and outstanding as of the effectiveness of this Eighth Restated Certificate of Incorporation shall be redenominated as Class B-1 Common Stock and shall hereinafter be Class B-1 Common Stock, after which all references to “Class B Common Stock” in this Certificate of Incorporation (including any Preferred Stock Designation (as defined below)) shall be deemed to refer to and for purposes of this Restated Certificate of Incorporation shall be deemed to constitute and include all Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock and Class B-5 Common Stock. Where in this Certificate of Incorporation there appear the terms “Class B-X Common Stock” and “Class B-Y Common Stock,” these terms together refer to any given pair of consecutively numbered classes of Class B Common Stock (with the Class B-X Common Stock referring to the class of Class B Common Stock with the lower number of the pair and the Class B-Y Common Stock referring to the class of the Class B Common Stock with the higher number of the pair), as the context requires, consisting of Class B-1 Common Stock and Class B-2 Common Stock, respectively; Class B-2 Common Stock and Class B-3 Common Stock, respectively; Class B-3 Common Stock and Class B-4 Common Stock, respectively; and Class B-4 Common Stock and Class B-5 Common Stock, respectively.

§ 2

Section 4.7 is amended by adding to the end thereof a new paragraph (c), as follows:

(c) With respect to each matter upon which holders of any class of Class B Common Stock are entitled to vote pursuant to this Certificate of Incorporation, holders of each such class of Class B Common Stock shall vote together as a single class as provided herein; provided, however, that the holders of Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock and Class B-5 Common Stock shall each vote as a separate class in connection with any amendment to this Section 4.7(c), Section 4.14(d), Section 4.26(a), the definition of “Applicable Conversion Rate” (including terms used therein) or as otherwise required by applicable law.

§ 3

Section 4.14 is amended by adding to the end thereof a new paragraph (d), as follows:

(d) The Corporation shall not take any action described in paragraph (a) of this Section 4.14 with respect to any class of Class B-X Common Stock without taking equivalent action with respect to the corresponding class of Class B-Y Common Stock, or vice versa, that ensures, among other things, that following the initial corresponding Class B-X Exchange Offer Acceptance Date (as defined in Section 4.23(c)), downward adjustments to the Applicable Conversion Rate for such Class B-Y Common Stock occur at double the rate of those applicable to such Class B-X Common Stock.

§ 4

Section 4.23 is amended by: (x) revising the caption thereof to read “No Preemptive Rights; Limitation on Issuances of Capital Stock; Class B-X Exchange Offers”; and (y) adding to the end thereof a new paragraph (c), as follows:

(c) This paragraph (c) authorizes the Corporation, on the terms and conditions set forth herein, to conduct one or a series of exchange offers (each, a “Class B-X Exchange Offer”) directed to holders of Class B Common Stock in which the holders of a particular numbered class of Class B Common Stock (other than Class B-5 Common Stock) would be offered the opportunity to exchange all or a portion of their shares of that numbered class for a combination of shares of the next highest numbered class of Class B Common Stock, Class C Common Stock and cash in lieu of fractional shares.

2

(i) Notwithstanding any other provision of this Certificate of Incorporation, including, without limitation, paragraph (b) of this Section 4.23, the Corporation shall have authority, subject to applicable law and to satisfaction of the applicable condition set forth in clause (ii) below, (A) to conduct one or more Class B-X Exchange Offers for the class of Class B-X Common Stock designated by the Corporation, in each case giving each holder of the applicable class of Class B-X Common Stock as of a record date established by the Board (with respect to each applicable Class B-X Exchange Offer, the “Class B-X Exchange Offer Record Date”) the option to exchange up to all of such holder’s shares of Class B-X Common Stock for, on a per-share basis, (x) one half of a newly issued share of Class B-Y Common Stock and (y) newly issued shares of Class C Common Stock in an amount equivalent to one half of a share of Class B-X Common Stock, with such equivalence based on the respective numbers of shares of Class A Common Stock into which a share of Class B-X Common Stock and a share of Class C Common Stock would be converted assuming conversion on the date (with respect to each applicable Class B-X Exchange Offer, the “Class B-X Exchange Offer Acceptance Date”) that shares of Class B-X Common Stock tendered pursuant to such Class B-X Exchange Offer are accepted for exchange by the Corporation and (B) to issue such shares of Class B-Y Common Stock and Class C Common Stock; provided that the Corporation shall adjust the number of shares of Class B-Y Common Stock and Class C Common Stock deliverable to any exchanging holder downward in order to avoid the issuance of fractional shares, and shall deliver cash in lieu of fractional shares, with any such fraction calculated to four decimal places and otherwise calculated in the manner set forth in Section 4.12. As a condition to participation in the applicable Class B-X Exchange Offer, and in addition to any other conditions the Corporation may in its discretion impose, each holder of Class B-X Common Stock shall be required to execute and deliver to the Corporation a Makewhole Agreement substantially in the form included within the Corporation’s definitive proxy statement filed with the Securities and Exchange Commission on [date of filing of definitive proxy statement], with such changes to such form of agreement as the Corporation may approve in its discretion.

(ii) (A) A Class B-X Exchange Offer directed to holders of Class B-1 Common Stock in which the holders thereof are given the option to exchange shares of Class B-1 Common Stock for Class B-2 Common Stock, Class C Common Stock and cash in lieu of fractional shares may, but shall not be required to, take place at any time after [date of filing of definitive proxy statement].

(B) A Class B-X Exchange Offer directed to holders of Class B-2 Common Stock in which the holders thereof are given the option to exchange shares of Class B-2 Common Stock for Class B-3 Common Stock, Class C Common Stock and cash in lieu of fractional shares may, but shall not be required to, take place at any time after the date, if any, on which the

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Corporation determines in its sole discretion that as of such date the Estimated Remaining Unsettled Interchange Liabilities (as defined below) are equal to or less than one-half of the Estimated Remaining Unsettled Interchange Liabilities as of October 1, 2023; provided that the initial Class B-X Exchange Offer under this clause (B) may not be launched until at least one year has elapsed since launch of the initial Class B-X Exchange Offer described in clause (A).

(C) A Class B-X Exchange Offer directed to holders of Class B-3 Common Stock in which the holders thereof are given the option to exchange shares of Class B-3 Common Stock for Class B-4 Common Stock, Class C Common Stock and cash in lieu of fractional shares may, but shall not be required to, take place at any time after the date, if any, on which the Corporation determines in its sole discretion that as of such date the Estimated Remaining Unsettled Interchange Liabilities are equal to or less than one-half of the Estimated Remaining Unsettled Interchange Liabilities immediately following the Class B-X Exchange Offer Acceptance Date for the initial Class B-X Exchange Offer described in clause (B); provided that the initial Class B-X Exchange Offer under this clause (C) may not be launched until at least one year has elapsed since launch of the initial Class B-X Exchange Offer described in clause (B).

(D) A Class B-X Exchange Offer directed to holders of Class B-4 Common Stock in which the holders thereof are given the option to exchange shares of Class B-4 Common Stock for Class B-5 Common Stock, Class C Common Stock and cash in lieu of fractional shares may, but shall not be required to, take place at any time after the date, if any, on which the Corporation determines in its sole discretion that as of such date the Estimated Remaining Unsettled Interchange Liabilities are equal to or less than one-half of the Estimated Remaining Unsettled Interchange Liabilities immediately following the Class B-X Exchange Offer Acceptance Date for the initial Class B-X Exchange Offer described in clause (C); provided that the initial Class B-X Exchange Offer under this clause (D) may not be launched until at least one year has elapsed since launch of the initial Class B-X Exchange Offer described in clause (C).

“Estimated Remaining Unsettled Interchange Liabilities,” as of any determination date, means the Corporation’s estimate, in its sole discretion, of interchange reimbursement fees at issue in respect of any unresolved claims seeking damages in any of the Covered Litigation, without giving effect to any discount on the basis of the Corporation’s estimate of the potential settlement value of the Covered Litigation.

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§ 5

Section 4.26(a) is amended by amending and restating the last sentence thereof in its entirety as follows:

Notwithstanding the foregoing, the Corporation shall not sell Loss Shares or designate Loss Funds, in each case, in an amount which, taken cumulatively with all other Loss Shares issued and Loss Funds designated, will reduce the Applicable Conversion Rate for the Class B-1 Common Stock to a number that is less than zero (0) (assuming at least one such share outstanding), but the Corporation may, until such time as the Applicable Conversion Rate for the Class B-1 Common Stock equals zero (0), sell Loss Shares or designate Loss Funds that will reduce the Applicable Conversion Rate for the Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock or Class B-5 Common Stock to a number that is equal to or less than zero (0). If a sale of Loss Shares or a designation of Loss Funds, taken cumulatively with all other Loss Shares issued and Loss Funds designated, would result in the Applicable Conversion Rate for the Class B-1 Common Stock being greater than zero (0) and the Applicable Conversion Rate for the Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock or Class B-5 Common being equal to or less than zero (0) (where the Applicable Conversion Rate for the Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock or Class B-5 Common, as applicable, was not previously equal to or less than zero (0)), then such sale or designation, as the case may be, shall be deemed to have taken place in two separate transactions, the first of which resulted in the Applicable Conversion Rate for the Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock or Class B-5 Common Stock, as applicable, becoming equal to zero (0) and the second of which resulted in the Applicable Conversion Rate for the Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock or Class B-5 Common Stock, as applicable, becoming less than zero (0). If any event would result in the Applicable Conversion Rate for the Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock or Class B-5 Common being equal to or greater than zero (0) (where the Applicable Conversion Rate for the Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock or Class B-5 Common, as applicable, was previously less than zero (0)), then such event shall be deemed to have taken place in separate transactions, the sequence of which results in the Applicable Conversion Rate for the Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock or Class B-5 Common Stock, as applicable and in such order, becoming equal to zero (0) before any remaining transaction that results in the Applicable Conversion Rate for the Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock or Class B-5 Common Stock, as applicable, becoming greater than zero (0).

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§ 6

The definition of “Applicable Conversion Rate” is amended and restated in its entirety as follows:

“Applicable Conversion Rate” shall mean:

(i) with respect to each share of Class C Common Stock, 1.00 share of Class A Common Stock, as adjusted from time to time after March 25, 2008 as provided herein;

(ii) with respect to each share of Class B-1 Common Stock, (x) during the period from March 25, 2008 to the Escrow Termination Date, a number of shares of Class A Common Stock equal to 1.00 x (A – B – D), and (y) during the period after the Escrow Termination Date and March 25, 2008, a number of shares of Class A Common Stock equal to 1.00 x (A – B – D + C), in each case, as applicable, where:

(A) = 0.7142888829;

(B) = a fraction, the numerator of which is the number of any Loss Shares issued from time to time and the denominator of which is the Class B Number;

(C) = a fraction, the numerator of which is the quotient obtained by dividing (I) the aggregate portion of any funds disbursed to the Corporation from the Escrow Account pursuant to Section 4.9 of the Global Restructuring Agreement or to the Escrow Agreement other than any Disregarded Escrow Distribution amount by (II) the Price Per Share and the denominator of which is the Class B Number; and

(D) = a fraction, the numerator of which is (x) the Loss Funds Share Equivalent for all Loss Funds deposited into the Escrow Account from time to time, and the denominator of which is the Class B Number;

(iii) with respect to each share of Class B-2 Common Stock, (x) during the period from the first Class B-X Exchange Offer Acceptance Date with respect to a Class B-X Exchange Offer described in Section 4.23(c)(ii)(A) to but excluding the first date thereafter (if any) prior to the Escrow Termination Date on which an adjustment pursuant to clause (ii)(x) of this definition takes place (the “Class B-2 Divergence Date”), or, if the Class B-2 Divergence Date shall not have occurred, the period from such Class B-X Exchange Offer Acceptance Date to the Escrow Termination Date, a number of shares of Class A Common Stock equal to the number into which one share of Class B-1 Common Stock is then convertible (assuming at least one such share outstanding), (y) during the period (if any) from the Class B-2 Divergence Date to the Escrow Termination Date, a number of shares of Class A Common Stock equal to the number into which one share of Class B-1 Common Stock is then convertible (assuming at least one such share outstanding), but adjusted downward so that each adjustment pursuant to clause (ii)(x) of this definition that takes place on or after the Class B-2 Divergence Date has double the impact on each share of Class B-2 Common Stock compared to the impact on each share of Class B-1 Common Stock (for the avoidance of doubt, measured by the decrease in the number of shares of Class A Common Stock into which each such share of Class B-1 or Class B-2 Common Stock is convertible), and (z) during the period after the Escrow Termination Date,

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(A) if the Class B-2 Divergence Date shall have occurred, a number of shares of Class A Common Stock equal to that specified in clause (iii)(y) of this definition, but adjusted upward so that the adjustment pursuant to clause (ii)(y)(C) of this definition resulting from the application of any amount (the “Overfunded Amount”) referred to in clause (ii)(y)(C)(I) of this definition has double the positive impact on each share of Class B-2 Common Stock compared to the positive impact such adjustment has on each share of Class B-1 Common Stock; and

(B) if the Class B-2 Divergence Date shall not have occurred, a number of shares of Class A Common Stock equal to the number into which one share of Class B-1 Common Stock is then convertible (assuming at least one such share outstanding);

(iv) with respect to each share of Class B-3 Common Stock, (x) during the period from the first Class B-X Exchange Offer Acceptance Date with respect to a Class B-X Exchange Offer described in Section 4.23(c)(ii)(B) to but excluding the first date thereafter (if any) prior to the Escrow Termination Date on which an adjustment pursuant to clause (ii)(x) of this definition takes place (the “Class B-3 Divergence Date”), or, if the Class B-3 Divergence Date shall not have occurred, the period from such Class B-X Exchange Offer Acceptance Date to the Escrow Termination Date, a number of shares of Class A Common Stock equal to the number into which one share of Class B-2 Common Stock is then convertible (assuming at least one such share outstanding), (y) during the period (if any) from the Class B-3 Divergence Date to the Escrow Termination Date, a number of shares of Class A Common Stock equal to the number into which one share of Class B-2 Common Stock is then convertible (assuming at least one such share outstanding), but adjusted downward so that each adjustment pursuant to clause (ii)(x) of this definition that takes place on or after the Class B-3 Divergence Date has double the impact on each share of Class B-3 Common Stock compared to the impact on each share of Class B-2 Common Stock (for the avoidance of doubt, measured by the decrease in the number of shares of Class A Common Stock into which each such share of Class B-2 or Class B-3 Common Stock is convertible), and (z) during the period after the Escrow Termination Date,

(A) if the Class B-3 Divergence Date shall have occurred, a number of shares of Class A Common Stock equal to that specified in clause (iv)(y) of this definition, but adjusted upward so that the adjustment pursuant to clause (ii)(y)(C) of this definition resulting from the application of any Overfunded Amount referred to in clause (ii)(y)(C)(I) of this definition has double the positive impact on each share of Class B-3 Common Stock compared to the positive impact such adjustment has on each share of Class B-2 Common Stock; and

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(B) if the Class B-3 Divergence Date shall not have occurred, a number of shares of Class A Common Stock equal to the number into which one share of Class B-2 Common Stock is then convertible (assuming at least one such share outstanding);

(v) with respect to each share of Class B-4 Common Stock, (x) during the period from the first Class B-X Exchange Offer Acceptance Date with respect to a Class B-X Exchange Offer described in Section 4.23(c)(ii)(C) to but excluding the first date thereafter (if any) prior to the Escrow Termination Date on which an adjustment pursuant to clause (ii)(x) of this definition takes place (the “Class B-4 Divergence Date”), or, if the Class B-4 Divergence Date shall not have occurred, the period from such Class B-X Exchange Offer Acceptance Date to the Escrow Termination Date, a number of shares of Class A Common Stock equal to the number into which one share of Class B-3 Common Stock is then convertible (assuming at least one such share outstanding), (y) during the period (if any) from the Class B-4 Divergence Date to the Escrow Termination Date, a number of shares of Class A Common Stock equal to the number into which one share of Class B-3 Common Stock is then convertible (assuming at least one such share outstanding), but adjusted downward so that each adjustment pursuant to clause (ii)(x) of this definition that takes place on or after the Class B-4 Divergence Date has double the impact on each share of Class B-4 Common Stock compared to the impact on each share of Class B-3 Common Stock (for the avoidance of doubt, measured by the decrease in the number of shares of Class A Common Stock into which each such share of Class B-3 or Class B-4 Common Stock is convertible), and (z) during the period after the Escrow Termination Date,

(A) if the Class B-4 Divergence Date shall have occurred, a number of shares of Class A Common Stock equal to that specified in clause (v)(y) of this definition, but adjusted upward so that the adjustment pursuant to clause (ii)(y)(C) of this definition resulting from the application of any Overfunded Amount referred to in clause (ii)(y)(C)(I) of this definition has double the positive impact on each share of Class B-4 Common Stock compared to the positive impact such adjustment has on each share of Class B-3 Common Stock; and

(B) if the Class B-4 Divergence Date shall not have occurred, a number of shares of Class A Common Stock equal to the number into which one share of Class B-3 Common Stock is then convertible (assuming at least one such share outstanding); and

(vi) with respect to each share of Class B-5 Common Stock, (x) during the period from the first Class B-X Exchange Offer Acceptance Date with respect to a Class B-X Exchange Offer described in Section 4.23(c)(ii)(D) to but excluding the first date thereafter (if any) prior to the Escrow Termination Date on which an adjustment pursuant to clause (ii)(x) of this definition takes place (the “Class B-5 Divergence Date”), or, if the Class B-5 Divergence Date shall not have occurred, the period from such Class B-X

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Exchange Offer Acceptance Date to the Escrow Termination Date, a number of shares of Class A Common Stock equal to the number into which one share of Class B-4 Common Stock is then convertible (assuming at least one such share outstanding), (y) during the period (if any) from the Class B-5 Divergence Date to the Escrow Termination Date, a number of shares of Class A Common Stock equal to the number into which one share of Class B-4 Common Stock is then convertible (assuming at least one such share outstanding), but adjusted downward so that each adjustment pursuant to clause (ii)(x) of this definition that takes place on or after the Class B-5 Divergence Date has double the impact on each share of Class B-5 Common Stock compared to the impact on each share of Class B-4 Common Stock (for the avoidance of doubt, measured by the decrease in the number of shares of Class A Common Stock into which each such share of Class B-4 or Class B-5 Common Stock is convertible), and (z) during the period after the Escrow Termination Date,

(A) if the Class B-5 Divergence Date shall have occurred, a number of shares of Class A Common Stock equal to that specified in clause (vi)(y) of this definition, but adjusted upward so that the adjustment pursuant to clause (ii)(y)(C) of this definition resulting from the application of any Overfunded Amount referred to in clause (ii)(y)(C)(I) of this definition has double the positive impact on each share of Class B-5 Common Stock compared to the positive impact such adjustment has on each share of Class B-4 Common Stock; and

(B) if the Class B-5 Divergence Date shall not have occurred, a number of shares of Class A Common Stock equal to the number into which one share of Class B-4 Common Stock is then convertible (assuming at least one such share outstanding).

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[Annex I to Proxy Statement]

FORM OF

MAKEWHOLE AGREEMENT

This MAKEWHOLE AGREEMENT (this “Agreement”) is entered into by and between VISA INC., a Delaware corporation (the “Corporation”), THE HOLDER OF VISA COMMON STOCK IDENTIFIED ON THE SIGNATURE PAGE HEREOF (the “Holder”) and each PARENT GUARANTOR IDENTIFIED ON THE SIGNATURE PAGE HEREOF (each, a “Parent Guarantor,” and together with the Corporation and the Holder, each a “Party,” and collectively the “Parties”) as of the date set forth on the Corporation’s signature page hereof (the “Effective Date”). The terms “Class B-X Common Stock” and “Class B-Y Common Stock” are defined in Section 13 hereof. Capitalized terms not defined herein are defined in or by reference to the Corporation’s Eighth Restated Certificate of Incorporation (the “Certificate of Incorporation”) as in effect on the date hereof.

WITNESSETH:

WHEREAS, the Holder has elected to participate in the type of Class B-X Exchange Offer indicated on the Corporation’s signature page hereof, a condition of which is that it agree on the terms hereinafter set forth (such Class B-X Exchange Offer giving rise to the Holder’s obligation to enter into this Agreement hereinafter being referred to as the “Class B-X Exchange Offer”):

(i) to pay each applicable Makewhole Amount (as defined below) to the Corporation;

(ii) that to the extent it or any of its Affiliates is or was a member of Visa U.S.A. Inc. (“Visa USA”) immediately prior to October 3, 2007, or at any time thereafter, it and each such Affiliate are bound by Section 2.05(j) of the By-Laws of Visa USA (as amended or restated in accordance with the terms thereof, the “Visa USA By-Laws”); and

(iii) to stage any sale of Class C Common Stock as set forth herein;

WHEREAS, the Class C Common Stock received by the Holder in the Class B-X Exchange Offer is not encumbered by the same conversion ratio adjustments associated with the Class B-X Common Stock held by the Holder prior to the Class B-X Exchange Offer, and in consideration for such additional value the Holder agrees hereunder to contribute additional amounts to the Corporation as set forth herein; and

WHEREAS, the Parties intend that for U.S. federal income tax purposes (1) the exchange of any shares of Class B-X Common Stock for Class B-Y Common Stock and Class C Common Stock pursuant to the Class B-X Exchange Offer shall constitute an exchange of such Class B-X Common Stock for Class B-Y Common Stock and Class C Common Stock and as a “reorganization” within the meaning of Section 368(a)(1)(E) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and/or as an exchange to which

Section 1036(a) of the Code applies and (2) any payment of Makewhole Amounts, any payments to the Corporation pursuant to the Visa USA By-Laws and Loss Sharing Agreement and any amounts paid by the Corporation to the Holder under Section 1(c) hereof shall be treated, for U.S. federal income tax purposes, as adjustments to the purchase price of the shares of Class B-Y Common Stock received by the Holder in connection with the exchange undertaken in clause (1) hereof, and shall be included in such Holder’s tax basis in the Class B-Y Common Stock so exchanged, and by the Corporation as capital adjustments with respect to such exchange under Section 1032 of the Code (collectively, with clause (1), the “Intended Tax Treatment”);

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties hereto hereby agree as follows:

SECTION 1. Payment of Makewhole Amounts; Refund of Overpayments.

(a) At any time and from time to time when (x) the Applicable Conversion Rate for the Class B-X Common Stock is greater than zero (0) and (y) the Applicable Conversion Rate for the Class B-Y Common Stock is equal to or less than zero (0), if the Applicable Conversion Rate for the Class B-X Common Stock (assuming at least one such share outstanding) is adjusted in connection with the sale of any Loss Shares or the deposit or designation of Loss Funds into the Escrow Account (or any deemed sale, deposit or designation pursuant to Section 4.26(a) of the Certificate of Incorporation) to make one share of Class B-X Common Stock convertible into fewer shares (or fractions of a share) of Class A Common Stock, the Holder agrees to pay to the Corporation, in cash, an amount (the “Makewhole Amount”) in respect of each share of Class B-Y Common Stock originally issued by the Corporation to the Holder in the Class B-X Exchange Offer (the aggregate number of such shares, the Holder’s “Class B-Y Allocation”) equal to the product of two multiplied by the amount of such decrease in the number of shares (or fractions of a share) of Class A Common Stock resulting from such adjustment to the Applicable Conversion Rate for the Class B-X Common Stock (for the avoidance of doubt, taking into account as appropriate any subdivision, reclassification, split, combination, dividend or distribution with respect to the Class A Common Stock following the Class B-X Exchange Offer Acceptance Date corresponding to the Class B-X Exchange Offer (such Class B-X Exchange Offer Acceptance Date, as indicated on the Corporation’s signature page hereof, hereinafter being referred to as the “Class B-X Exchange Offer Acceptance Date”) in a manner consistent with the provisions of Section 4.14(a) of the Certificate of Incorporation) multiplied by:

(i) to the extent such adjustment was the result of a deposit or designation of Loss Funds into the Escrow Account, the corresponding Loss Funds Cost Per Share; and

(ii) to the extent such adjustment was the result of a sale of Loss Shares, an amount equal to (x) the net proceeds from such sale deposited into the Escrow Account divided by (y) the number of such Loss Shares issued and sold.

For the avoidance of doubt, no further Makewhole Amounts shall be payable following the payment of any Makewhole Amounts made in connection with a decrease of the Applicable Conversion Rate for the Class B-X Common Stock to zero (0), although it is understood that Makewhole Amounts may continue to be payable hereunder with respect to the Holder’s Class B-Y Allocation regardless of whether the Holder continues to own shares of Class B-Y Common Stock.

(b) The Holder shall tender payment of any Makewhole Amounts due and owing as promptly as practicable, and in any event within 30 days after delivery of a written demand for payment from the Corporation. The Parties agree that no Makewhole Amount shall be deposited into the Escrow Account but shall become the Corporation’s unrestricted property.

(c) If the Holder has previously paid a Makewhole Amount hereunder, and at or following the Escrow Termination Date, (x) the Applicable Conversion Rate for the Class B-X Common Stock is greater than or equal to zero (0) and (y) the Applicable Conversion Rate for the Class B-Y Common Stock is less than zero (0), then, to the extent the Applicable Conversion Rate is adjusted pursuant to clause (ii)(y) of the definition thereof to make one share of Class B-X Common Stock convertible into more shares (or fractions of a share) of Class A Common Stock, the Corporation agrees to pay to the Holder in cash, no later than 120 days after the Escrow Termination Date, an amount equal to the product of two multiplied by the Holder’s Class B-Y Allocation multiplied by the amount of such increase in the number of shares (or fractions of a share) of Class A Common Stock resulting from such adjustment to the Applicable Conversion Rate for the Class B-X Common Stock (adjusted, as appropriate, to account for any subdivision, reclassification, split, combination, dividend or distribution with respect to the Class A Common Stock following the Class B-X Exchange Offer Acceptance Date) multiplied by the Price Per Share used in the calculation made pursuant to clause (ii)(y)(C) of the definition of the Applicable Conversion Rate for the Class B-X Common Stock.

(d) All calculations made by the Corporation pursuant to this Section 1 shall be conclusive and binding for all purposes, absent manifest error.

SECTION 2. Applicability of Visa USA By-Laws and Loss Sharing Agreement.

(a) To the extent that it or any of its Affiliates is or was a member of Visa USA immediately prior to October 3, 2007, or at any time thereafter, the Holder and each Parent Guarantor:

(i) hereby confirms (1) that it and any such Affiliate, as applicable, is bound by Section 2.05(j) of the Visa USA By-Laws, and (2) that such Section 2.05(j) constitutes its and such Affiliate’s, as applicable, valid and binding agreement, enforceable against it and such Affiliate, as applicable, in accordance with its terms, subject to (x) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and (y) Section 11(h) of the Loss Sharing Agreement (to the extent the Holder, Parent Guarantor or Affiliate is a party thereto); and

(ii) hereby agrees that in any action or proceeding brought against it or any such Affiliate pursuant to such Section 2.05(j), it and any such Affiliate will not contest the legality, validity, binding nature or enforceability against it or such Affiliate of such Section 2.05(j), subject to (x) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and (y) Section 11(h) of the Loss Sharing Agreement (to the extent the Holder, Parent Guarantor or Affiliate is a party thereto).

(b) Notwithstanding anything to the contrary in the Loss Sharing Agreement, to the extent that a Holder, Parent Guarantor or Affiliate is party to the Loss Sharing Agreement, the Holder and each Parent Guarantor acknowledges and agrees that Section 11(h) of the Loss Sharing Agreement shall not supersede any obligation of such Party arising under Section 1 hereof.

(c) To the extent that a Holder, Parent Guarantor or Affiliate is party to the Loss Sharing Agreement, the Holder and each Parent Guarantor acknowledges and agrees that payments under the Loss Sharing Agreement become payable upon the Applicable Conversion Rate for the Class B-1 Common Stock becoming equal to zero (0) in accordance with Section 3(b)(iii) thereof.

SECTION 3. Missing Parent Guarantors or Successors; Overdue Amounts.

Without limiting any other right or remedy available to the Corporation at law or in equity, and in addition to each such right or remedy, if (x) any Person that is required to be a Parent Guarantor hereunder (including without limitation any Person that the Holder or a Parent Guarantor is required to cause to become a Parent Guarantor hereunder) has not executed and delivered a counterpart hereof and become a Parent Guarantor hereunder, (y) any Successor (as defined in Section 12(a) hereof) shall not have executed and delivered to the Corporation the written agreement contemplated by such Section 12(a) or (z) any Makewhole Amount, or any other amount payable to the Corporation or any of its Affiliates by the Holder, any Parent Guarantor or any Affiliate thereof pursuant to the Loss Sharing Agreement or the Visa USA By-Laws, is not paid within 30 days after the Corporation’s written demand therefor (any such unpaid amount, an “Overdue Amount”):

(a) the Corporation shall have the right to instruct the transfer agent for the Common Stock (the “Transfer Agent”) not to honor, process or effectuate any further Transfer of the Holder’s Common Stock until, as applicable, any such Person shall have become a Parent Guarantor hereunder, any such Successor shall have executed and delivered such written agreement, and any such Overdue Amount shall have been duly paid in full, together with interest on the unpaid amount calculated at the highest U.S. prime rate published in the Wall Street Journal during the period beginning 30 days after receipt of such written demand and ending on the date of payment; and the Holder, each Parent Guarantor and each Successor, on its own behalf and on behalf of each Affiliate thereof to the fullest extent permitted by law (which, if the Holder is described in Section 7(a)(ii) hereof, shall not include any Affiliate that is, or is a direct or indirect subsidiary of, a Bank (as defined therein)), hereby waives any and all claims against the Corporation or the Transfer Agent as well as any losses or damages arising out of or in respect thereof (it being agreed that the Transfer Agent is an express third-party beneficiary of such waiver of claims and damages); and

(b) The Holder and each Parent Guarantor hereby agrees that the Corporation is authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply against such Overdue Amount any and all cash at any time held and any and all indebtedness at any time owing by the Corporation or any of its Affiliates to or for the credit or the account of the Holder, any Parent Guarantor, or any Successor, and in addition, (x) if the Holder is described in Section 7(a)(i) hereof, to or for the credit or the account of any Person that is a direct or indirect subsidiary of the Holder, any Parent Guarantor, or any Successor, and (y) if the Holder is described in Section 7(a)(iii) hereof, to or for the credit or the account of any direct or indirect subsidiary of any Parent Guarantor. Notwithstanding anything to the contrary herein, (x) for any Parent Guarantor that is identified as a “global systemically important BHC” pursuant to 12 C.F.R. § 217.402 (a “GSIB Guarantor”), no obligations of the Corporation or any of its Affiliates to a subsidiary of a GSIB Guarantor may be set off and applied against an Overdue Amount if such setoff rights would be prohibited pursuant to 12 C.F.R. § 217.64(a)(2), and (y) no obligations of the Corporation or any of its Affiliates to a Bank or a direct or indirect subsidiary of a Bank may be set off and applied against an Overdue Amount owed by (i) a Holding Company (as defined in Section 7 hereof) or any direct or indirect subsidiary of a Holding Company that is not a Bank or a direct or indirect subsidiary of a Bank or (ii) an Excluded Bank Subsidiary (as defined in Section 7 hereof) if, in either case, such setoff rights would constitute a “covered transaction” for purposes of Section 23A of the Federal Reserve Act and the Board of Governors of the Federal Reserve System’s Regulation W. The Corporation agrees to notify the Holder after any such set-off and application made by the Corporation, provided that the failure to give such notice shall not affect the validity of such set-off and application.

SECTION 4. Staged Sales of Class C Common Stock.

(a) The Holder agrees that it will not Transfer any shares of Class C Common Stock in a transaction (a “Conversion-to-A Transaction”) in which such shares are converted into shares of Class A Common Stock pursuant to Section 4.10 of the Certificate of Incorporation:

(i) in excess of one third of the aggregate number of shares of Class C Common Stock originally issued by the Corporation to the Holder in the Class B- X Exchange Offer (the aggregate number of such shares, the Holder’s “Class C Allocation”), prior to 45 days after the Class B-X Exchange Offer Acceptance Date; or

(ii) in excess of two thirds of such Class C Allocation, prior to 90 days after the Class B-X Exchange Offer Acceptance Date.

(b) With respect to the shares of Common Stock it Beneficially Owns, the Holder agrees that during the period of 90 days beginning on the Class B-X Exchange Offer Acceptance Date, and except for:

(i) Transfers in Conversion-to-A Transactions permitted by paragraph (a) of this Section, any Transfer of Class A Common Stock issued upon such Conversion-to-A Transaction, and the unwinding of any derivative arrangement that corresponds to such permitted Conversion-to-A Transaction, or

(ii) Transfers pursuant to Section 4.25(a)(iii), (iv), (v), (vi), (ix) or (x) of the Certificate of Incorporation, or

(iii) Transfers of Class A Common Stock that, pursuant to Section 4.11 of the Certificate of Incorporation, is not subject to automatic conversion into Class C Common Stock upon acquisition by such Holder, such Holder will not (A) sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise directly or indirectly transfer or dispose of any such shares of Common Stock, or any securities convertible into or exercisable or exchangeable for such shares of Common Stock, or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such shares Common Stock or any such other securities, whether any such transaction described in clause (A) or (B) is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise.

(c) The Holder agrees and consents to the entry of stop transfer instructions with the Transfer Agent against the Transfer of the Holder’s Common Stock except in compliance with the restrictions of this Section.

SECTION 5. Certification. Until the period beginning 90 days after the Class B-X Exchange Offer Acceptance Date, the Corporation may require that prior to any Transfer of shares of Common Stock, the Holder shall certify to the Corporation and the Transfer Agent that such Transfer complies with Section 4 hereof.

SECTION 6. Limitation on Remedies.

(a) No Party hereto shall have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, or loss of business reputation or opportunity, relating to any misrepresentation, any breach of warranty or any breach or alleged breach of this Agreement; provided that, for purposes of this Section, any obligation that constitutes or arises from an Overdue Amount shall not be deemed a claim for punitive, incidental, consequential, special or indirect damages.

(b) To the fullest extent permitted by applicable Law, each Party hereby irrevocably waives, and covenants and agrees for the benefit of each other Party not to assert before any Governmental Authority at any time, any and all causes of action or claims of any kind, regardless of legal theory, seeking to invalidate, enjoin, restrain, set aside, modify, reform or otherwise prevent or limit the enforcement of, any provision of this Agreement or the Certificate of Incorporation; provided, however, that the foregoing shall not be construed as a limitation on the right of any Party to seek enforcement of any provision of this Agreement or to assert a cause of action for breach thereof.

SECTION 7. Parent Guarantors.

(a) The Holder and each Parent Guarantor represents and warrants to the Corporation that:

(i) if the Holder is, or is a direct or indirect subsidiary of, a Bank (as defined below) (other than an Excluded Subsidiary Bank (as defined below)), each Beneficial Owner of more than fifty percent (50%) of the Holder’s or any Parent Guarantor’s equity interest, other than any Beneficial Owner that is a Holding Company (as defined below) or a direct or indirect subsidiary of such Holding Company that itself is not a Bank or a direct or indirect subsidiary of a Bank,

(ii) if the Holder is, or is a direct or indirect subsidiary of, a Holding Company but is not a Bank or a direct or indirect subsidiary of a Bank (other than an Excluded Bank Subsidiary, which is included in this clause (ii)), the ultimate Holding Company parent of the Holder, and

(iii) if the Holder is not described in either clause (i) or (ii) above, each Beneficial Owner of more than fifty percent (50%) of the Holder’s or any Parent Guarantor’s equity interest,

has executed and delivered to the Corporation a counterpart of this Agreement as a Parent Guarantor hereunder. If after the Effective Date any additional Person shall become a Beneficial Owner of more than fifty percent (50%) of the Holder’s or any Parent Guarantor’s equity interest and, per the preceding sentence, such Person would have executed and delivered to the Corporation a counterpart of this Agreement as a Parent Guarantor hereunder, the Holder and each Parent Guarantor shall promptly cause such Person to execute and deliver a counterpart hereof to the Corporation as a Parent Guarantor hereunder.

“Bank” means, collectively, a “member bank” (as defined in, and interpreted in accordance with, 12 C.F.R. § 223.3(w)), a “nonmember insured bank” (as interpreted under 12 U.S.C. § 1828(j)) and a “savings association” (as interpreted under 12 U.S.C. § 1468(a)).

“Excluded Bank Subsidiary” means the entities excluded from the definition of “Subsidiary” at 12 C.F.R. § 223.2(b)(1)(ii)-(v).

“Holding Company” means any company other than a Bank or a subsidiary of a Bank that “controls” (as defined in, and interpreted in accordance with, 12 C.F.R. § 223.3(g)) a Bank.

(b) Each Parent Guarantor hereby agrees as follows:

(i) Such Parent Guarantor unconditionally guarantees on a joint and several basis with each other Parent Guarantor hereunder (the “Guarantee”) (and, for the avoidance of doubt, not on a joint and several basis with any parent guarantor under any other makewhole agreement to which the Corporation may be party) the full and punctual payment of each payment obligation of the Holder under this Agreement (each, a “Guaranteed Obligation”) when due. If the Holder fails to pay any Guaranteed Obligation punctually when due, such Parent Guarantor agrees that it will forthwith on demand pay the amount not so paid at the place and in the manner specified in this Agreement.

(ii) The obligations of such Parent Guarantor under its Guarantee shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(A) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Holder, any other Parent Guarantor or any other Person under this Agreement, by operation of law or otherwise;

(B) any modification or amendment of or supplement to this Agreement (except pursuant to and in accordance with Section 12(f) hereof to the extent of a modification, amendment or supplement that expressly releases, discharges or otherwise affects such obligations);

(C) any release, impairment, non-perfection or invalidity of any direct or indirect security for any obligation of the Holder, any other Parent Guarantor or any other Person under this Agreement;

(D) any change in the corporate existence, structure or ownership of the Holder, any other Parent Guarantor or any other Person or any of their respective subsidiaries (including without limitation the sale or other disposition by such Parent Guarantor of any of the equity interest in the Holder or any other Parent Guarantor), or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Holder, any other Parent Guarantor or any other Person or any of their respective subsidiaries or assets or any resulting release or discharge of any obligation of the Holder, any other Parent Guarantor or any other Person under this Agreement;

(E) the existence of any claim, set-off or other right that such Parent Guarantor may have at any time against the Holder, any other Parent Guarantor, the Corporation or any other Person, whether in connection with this Agreement or any unrelated transactions, provided that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim;

(F) any invalidity or unenforceability relating to or against the Holder, any other Parent Guarantor or any other Person for any reason of this Agreement, or any provision of applicable law or regulation purporting to prohibit the payment of any Guaranteed Obligation by the Holder, any other Parent Guarantor or any other Person; or

(G) any other act or omission to act or delay of any kind by the Holder, any other Parent Guarantor, any other party to this Agreement, the Corporation or any other Person, or any other circumstance whatsoever that might, but for the provisions of this clause (G), constitute a legal or equitable discharge of or defense to any obligation of any Parent Guarantor hereunder.

(iii) Such Parent Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against the Holder, any other Parent Guarantor or any other Person.

(iv) If payment of any Guaranteed Obligation by the Holder is stayed by reason of the insolvency or receivership of the Holder or otherwise, all such Guaranteed Obligations shall nonetheless be payable by such Parent Guarantor hereunder forthwith on demand by the Corporation.

(v) If any Guaranteed Obligation is not paid promptly when due, the Corporation is authorized, to the fullest extent permitted by law, to set off and apply any and all obligations at any time owing by the Corporation or its Affiliates to or for the credit or the account of any Parent Guarantor against the obligations of such Parent Guarantor under its Guarantee, irrespective of whether or not the Corporation shall have made any demand thereunder and although such obligations may be unmatured. The rights of the Corporation under this paragraph are in addition to all other rights and remedies (including other rights of set-off) that the Corporation may have.

(vi) Such Parent Guarantor’s Guarantee is a continuing guarantee, shall be binding on such Parent Guarantor and its successors and assigns, and shall be enforceable by the Corporation. If all or part of the Corporation’s interest in any Guaranteed Obligation is assigned or otherwise transferred, the transferor’s rights under each Guarantee, to the extent applicable to the obligation so transferred, shall automatically be transferred with such obligation.

SECTION 8. Representations and Warranties. Each Party represents and warrants to each other Party hereto that:

(a) It has all necessary power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder, and the execution and delivery of this Agreement has been duly authorized by all necessary corporate or other action on its part. This Agreement has been duly executed and delivered by such Party and constitutes a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

(b) Such Party is not a party to, bound by or subject to any indenture, mortgage, lease, agreement, instrument, statute, regulation, order, judgment, decree or law which would be violated, contravened or breached by, require any consent or payment under, give any third party the right to terminate or accelerate any obligation under, or under which any default would occur, as a result of the execution and delivery by such Party of this Agreement or the performance by such Party of any of the terms hereof.

(c) No governmental or other authorizations, and no other registration, declaration or filing by such Party is required in order for such Party: (i) to consummate the transactions contemplated by this Agreement; (ii) to execute and deliver any documents and instruments to be delivered by such Party under this Agreement; and (iii) to duly perform and observe the terms and provisions of this Agreement.

(d) If such Party is the Holder or a Parent Guarantor:

(i) The statements contained in the officer’s certificate accompanying such Party’s signature page hereof are true and correct.

(ii) On and as of the Effective Date, after giving effect to the entering into of this Agreement and the transactions contemplated hereby and assuming that aggregate Makewhole Amounts payable by the Holder hereunder will not exceed the fair market value of the Holder’s Class B-Y Allocation as of such date, (A) the fair market value of the assets of such Party is greater than the total amount of liabilities (including contingent liabilities) of such Party, (B) the present fair salable value of the assets of such Party is greater than the amount that will be required to pay the probable liabilities of such Party on its debts as they become absolute and matured, (C) such Party is able to realize upon its assets and pay its debts and other liabilities, including contingent obligations, as they mature and (D) such Party does not have unreasonably small capital.

SECTION 9. U.S. Special Resolution Regime.

(a) For purposes of this Section:

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“QFC Stay Rules” means the regulations codified at 12 C.F.R. 252.2, 252.81–8, 12 C.F.R. 382.1-7 and 12 C.F.R. 47.1-8, which, subject to limited exceptions, require an express recognition of the stay-and-transfer powers of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and the Orderly Liquidation Authority under Title II of the Dodd Frank Wall Street Reform and Consumer Protection Act and the override of default rights related directly or indirectly to the entry of an affiliate into certain insolvency proceedings and any restrictions on the transfer of any covered affiliate credit enhancements.

(b) U.S. QFC Resolution Stay. The Parties agree that if the Holder and/or any Parent Guarantor is a Covered Entity, then (i) to the extent that prior to the date hereof each of the Parties has adhered to the 2018 ISDA U.S. Resolution Stay Protocol (the “Protocol”), the terms of the Protocol are incorporated into and form a part of this Agreement, and for such purposes this Agreement shall be deemed a Protocol Covered Agreement and each Party shall be deemed to have the same status as “Regulated Entity” and/or “Adhering Party” as applicable to it under the Protocol; (ii) to the extent that prior to the date hereof the Parties have executed a separate agreement the effect of which is to amend the qualified financial contracts among them to conform with the requirements of the QFC Stay Rules (the “Bilateral Agreement”), the terms of the Bilateral Agreement are incorporated into and form a part of this Agreement and each such Party shall be deemed to have the status of “Covered Entity” or “Counterparty Entity” (or other similar term) as applicable to it under the Bilateral Agreement; or (iii) if clause (i) and clause (ii) do not apply, the terms of Section 1 and Section 2 and the related defined terms (together, the “Bilateral Terms”) of the form of bilateral template entitled “Full-Length Omnibus (for use between U.S. G-SIBs and Corporate Groups)” or the form of bilateral template entitled “Full-Length Omnibus (for use between Non-U.S. G-SIBs and Corporate Groups)”, as applicable, published by ISDA on November 2, 2018 (currently available on the 2018 ISDA U.S. Resolution Stay Protocol page at www.isda.org and, a copy of which is available upon request), the effect of which is to amend the qualified financial contracts between the parties thereto to conform with the requirements of the QFC Stay Rules, are hereby incorporated into and form a part of this Agreement, and for such purposes this Agreement shall be deemed a “Covered Agreement,” the Holder and any Parent Guarantor (as applicable) shall be deemed a “Covered Entity” and the Corporation shall be deemed a “Counterparty Entity.” In the event that, after the date of this Agreement, all Parties become adhering parties to the Protocol, the terms of the Protocol will replace the terms of this paragraph. In the event of any inconsistencies between this Agreement and the terms of the Protocol, the Bilateral Agreement or the Bilateral Terms (each, the “QFC Stay Terms”), as applicable, the QFC Stay Terms will govern. Terms used in this paragraph without definition shall have the meanings assigned to them under the QFC Stay Rules.

SECTION 10. Certain U.S. Federal Income Tax Matters.

(a) The Parties intend that for U.S. federal income tax purposes:

(i) the exchange of any shares of the Holder’s Class B-X Common Stock for Class B-Y Common Stock and Class C Common Stock pursuant to the terms of the Class B-X Exchange Offer shall constitute an exchange of such Class B-X Common Stock for Class B-Y Common Stock and Class C Common Stock and shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code and/or as an exchange to which Section 1036(a) of the Code applies,

(ii) the Class B-X Exchange Offer and this Agreement, together with the other documents effectuating and the authorizing resolutions approving the Class B-X Exchange Offer and this Agreement, constitute a “plan of reorganization” with respect to such exchange within the meaning of Treasury Regulations Section 1.368-2(g) for the purposes of Section 368(a)(1)(E) of the Code; and

(iii) the receipt by the Corporation of any payment of Makewhole Amounts, any payments to the Corporation pursuant to the Visa USA By-Laws and Loss Sharing Agreement and any amounts paid by the Corporation to such holder under Section 1(c) hereof shall be treated (x) by the Holder as adjustments to such Holder’s purchase price of the Class B-Y Common Stock received in the Class B-X Exchange Offer (and such payments shall be included in such Holder’s tax basis in the Class B-Y Common Stock so received) and (y) by the Corporation as capital adjustments with respect to such exchange pursuant to applicable law, including under Section 1032 of the Code and Arrowsmith v. Commissioner, 344 U.S. 6 (1952).

(b) No Party shall take any action or position inconsistent with the Intended Tax Treatment or the intended treatment described in this Section on any tax returns or otherwise unless pursuant to (i) a final decision, judgment, decree or other order by any court of competent jurisdiction, (ii) a final settlement with the Internal Revenue Service, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of other jurisdictions, which resolves the entire tax liability for any taxable period or (iii) any other final resolution, including by reason of the expiration of the applicable statute of limitations; provided that if the Holder, Parent Guarantor or any other person related to the foregoing, intends to take a position inconsistent with the Intended Tax Treatment pursuant to clauses (i), (ii) or (iii) of this paragraph, such person shall (x) promptly notify the Corporation of such intention prior to taking such position, (y) cooperate with the Corporation in respect of such position and (z) not take such position without the consent of the Corporation (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 11. Notices.

(a) All notices, requests, demands, waivers and other communications required or permitted to be delivered under this Agreement shall be in writing and may be given by any of the following methods: (i) personal delivery; (ii) registered or certified mail, postage prepaid, return receipt requested; (iii) overnight reputable delivery service; or (iv) electronic mail in .pdf format. Except as expressly provided in Section 11(b) hereof, all notices, requests, demands, waivers and other communications required or permitted to be delivered under this Agreement shall be sent (x) to the Holder at its address set forth on the signature page hereof or to such other address as the Holder shall have last notified the other Parties and the Transfer Agent in the manner provided for herein, (y) to any Parent Guarantor at its address set forth on the signature page hereof or to such other address as such Parent Guarantor shall have last notified the other Parties in the manner provided for herein or (z) to the Corporation at 900 Metro Center Blvd., Foster City CA 94404, Att’n: General Counsel, with a copy, which shall not constitute notice, via email to legalnotice@visa.com, or to such other address as the Corporation shall have last notified the other Parties in the manner provided for herein.

(b) The Holder agrees that any notice, request, demand, waiver or other communication by the Corporation may be delivered by the Corporation’s Transfer Agent (i) via the Transfer Agent’s EQ Shareowner Online Portal (or equivalent online portal in use by the Transfer Agent at the relevant time) or (ii) to the address on file with the Transfer Agent as of the date of such communication. The Holder agrees to promptly notify the Corporation and the Transfer Agent of any change to its address set forth on the signature page hereof. Notifications to the Transfer Agent of a change in address shall be submitted through EQ’s Shareowner Online Portal or sent to EQ Shareowner Services, P.O. Box 64874, St. Paul, MN 55164-0874 or visa@equiniti.com.

(c) All notices, requests, demands, waivers or other communications shall be deemed received upon (a) actual receipt by the addressee, or (b) actual delivery to the appropriate address.

SECTION 12. Miscellaneous.

(a) Assignability; No Third Party Benefit; Successors. This Agreement is made and shall be binding on and inure solely to the benefit of the Parties and their successors or permitted assigns, but, except as expressly provided in Section 3(a) hereof with respect to the Transfer Agent, otherwise confers no rights or defenses upon any non-Party. The Holder and each Parent Guarantor shall require each entity (each, a “Successor”) that, as a result of any merger, purchase of assets, reorganization or other transaction, acquires or succeeds to all or substantially all of the business or assets of such Party to assume on a joint and several basis with such Party the obligations of such Party under this Agreement pursuant to a written agreement in form and substance reasonably satisfactory to the Corporation.

(b) Governing Law; Effect of Certain Future Certificate of Incorporation Amendments.

(i) This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts entered into and to be performed entirely within the State of New York. The Parties hereby agree that this Agreement is consistent with public policy and hereby covenant and agree not to make any assertion to the contrary.

(ii) Any amendment to the Certificate of Incorporation voted on and approved by stockholders at a time when the Applicable Conversion Rate for the Class B-Y Common Stock is equal to or less than zero (0) shall be disregarded for purposes of calculating (A) any payment by the Holder to the Corporation pursuant to Section 1(a) hereof to the extent such amendment would otherwise increase or accelerate the aggregate such payments thereafter payable hereunder, and (B) any payment by the Corporation to the Holder pursuant to Section 1(c) hereof to the extent such amendment would otherwise decrease or delay the aggregate such payments thereafter payable hereunder.

(c) Arbitration. Any dispute arising out of or relating to this Agreement, including but not limited to a dispute relating to the breach, enforceability, interpretation, application, or scope of any aspect of this Agreement (including, without limitation, this paragraph (c)) or a dispute relating to the amount of any payment obligation created by this Agreement or that constitutes an Overdue Amount hereunder shall be finally resolved by arbitration in accordance with the Center for Public Resources (“CPR”) Rules for Non-Administered Arbitration in effect on the date of this Agreement, by one (1) independent and impartial arbitrator (the “Arbitrator”) to be agreed upon by the disputants or, in the absence of such an agreement, appointed by the CPR; provided that John Gleeson, Esq., a former United States District Judge in the Eastern District of New York, is hereby agreed by the Parties (each on its own behalf and on behalf of its Affiliates) to be acceptable as the Arbitrator and shall, provided he so consents, so act. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§1–16, and any award rendered by the Arbitrator shall be final and binding and judgment upon the award may be entered by any court having jurisdiction thereof. The place of arbitration shall be New York, New York, unless otherwise agreed by the parties to the arbitration. In the event of a dispute about the existence or amount of a payment obligation created under this Agreement, the Arbitrator shall award the prevailing party its reasonable attorneys’ fees unless the Arbitrator finds that the position of the opposing party was substantially justified. In addition, if the Arbitrator finds that a Party underpaid or declined to pay a sum that it was obliged to pay under the terms of this Agreement, the Arbitrator shall award that other Party pre-Award interest at the U.S. prime rate as published in the Wall Street Journal on the date that the unpaid or underpaid payment was due (or, if the actual cost of replacement funds was greater than the prime rate, the prevailing party’s actual cost of replacement funds), running from the date that the unpaid amount was required to be paid under this Agreement. The provisions of this paragraph (c) shall control any dispute between or among one or more Parties to this Agreement arising out of or relating to this Agreement.

(d) Joint Authorship; Opportunity to Review. This Agreement shall be treated as though it were jointly drafted by all Parties, and any ambiguities shall not be construed for or against any Party on the basis of authorship. Each Party represents and warrants that it has had an opportunity to seek and has sought independent legal advice from attorneys of its choice and other advice from such accountants and other professionals as it deems appropriate, in each case with respect to the advisability of executing this Agreement, and such Party has carefully read this Agreement and has made such investigation of the facts pertaining to this Agreement as it deems necessary.

(e) No Admission. Nothing in this Agreement is intended to be, nor shall be deemed to be, an admission of any liability to anyone or an admission of the existence of facts upon which liability could be based other than to the Parties hereto pursuant to this Agreement.

(f) Entire Agreement. This Agreement constitutes the entire and only agreement among the Parties with respect to the subject matter hereof, and any representation, promise, or condition in connection therewith shall not be binding upon any of the Parties, except to the extent set forth therein. This Agreement shall not be amended or modified except by a written amendment executed by an authorized representative of each of the Parties.

(g) Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, and all such counterparts shall constitute but one instrument.

(h) No Waiver. Failure to insist on compliance with any term or provision contained in this Agreement shall not be deemed a waiver of that term or provision, nor shall any waiver or relinquishment of any right or power contained in this Agreement at any one time or more times be deemed a waiver or relinquishment of any right or power at any other time or times.

(i) Severability. The provisions of this Agreement are severable, and if any provision of this Agreement is determined by a court of competent jurisdiction or agreed by the Parties to be invalid, void or unenforceable, this shall not affect the validity or enforceability of the remainder of this Agreement or any other provision, and this Agreement may be enforced as if any such invalid, void or unenforceable provision were stricken.

(j) Headings. Headings are for convenience only and shall not affect the interpretation of any provision hereof.

SECTION 13. Definitions of Class B-X and Class B-Y Common Stock.

“Class B-X Common Stock” and “Class B-Y Common Stock” mean:

(a) if the type of Class B-X Exchange Offer indicated on the Corporation’s signature page hereof is “Class B-1 Common Stock for Class B-2 Common Stock described in Section 4.23(c)(ii)(A) of the Certificate of Incorporation,” Class B-1 Common Stock and Class B-2 Common Stock, respectively;

(b) if the type of Class B-X Exchange Offer indicated on the Corporation’s signature page hereof is “Class B-2 Common Stock for Class B-3 Common Stock described in Section 4.23(c)(ii)(B) of the Certificate of Incorporation,” Class B-2 Common Stock and Class B-3 Common Stock, respectively;

(c) if the type of Class B-X Exchange Offer indicated on the Corporation’s signature page hereof is “Class B-3 Common Stock for Class B-4 Common Stock described in Section 4.23(c)(ii)(C) of the Certificate of Incorporation,” Class B-3 Common Stock and Class B-4 Common Stock, respectively; and

(d) if the type of Class B-X Exchange Offer indicated on the Corporation’s signature page hereof is “Class B-4 Common Stock for Class B-5 Common Stock described in Section 4.23(c)(ii)(D) of the Certificate of Incorporation,” Class B-4 Common Stock and Class B-5 Common Stock, respectively.

[signature pages follow]

IN WITNESS WHEREOF, each of the undersigned Parties has executed and delivered this Makewhole Agreement as of the Effective Date.

Effective Date:

Type of Class B-X Exchange Offer:

☐	Class B-1 Common Stock for Class B-2 Common Stock described in Section 4.23(c)(ii)(A) of the Certificate of Incorporation

☐	Class B-2 Common Stock for Class B-3 Common Stock described in Section 4.23(c)(ii)(B) of the Certificate of Incorporation

☐	Class B-3 Common Stock for Class B-4 Common Stock described in Section 4.23(c)(ii)(C) of the Certificate of Incorporation

☐	Class B-4 Common Stock for Class B-5 Common Stock described in Section 4.23(c)(ii)(D) of the Certificate of Incorporation

Class B-X Exchange Offer Acceptance Date:

VISA INC.

By:
Name:
Title:

IN WITNESS WHEREOF, each of the undersigned Parties has executed and delivered this Makewhole Agreement as of the Effective Date.

(IN BOX BELOW, TYPE LEGAL NAME OF HOLDER.

PLEASE FOLLOW INSTRUCTIONS BELOW; A DISCREPANCY MAY RESULT IN

REJECTION OF TENDERED CLASS B-X COMMON STOCK.)*

By:
Name:
Title:

Address for Notices:

Att’n:
Email:

Number of shares of Class B-X Common Stock tendered in Class B-X Exchange Offer:	shares

*	HOLDER SIGNATURE PAGE INSTRUCTIONS
(1)	All responses should be typewritten or electronically printed, other than signature which should be manual or electronic.
(2)

It is the Holder’s responsibility to ensure that its name, as set forth above, matches both the name listed in the Transfer Agent’s books and records and the name set forth in the Holder’s constitutive instruments.

(3)

A duly completed Officer’s Certificate in the attached form must accompany each signature page. The Officer’s Certificate must be signed by a different officer of the Holder from the officer who signed this signature page.

IN WITNESS WHEREOF, each of the undersigned Parties has executed and delivered this Makewhole Agreement as of the Effective Date.

(IN BOX BELOW, TYPE LEGAL NAME OF PARENT GUARANTOR.

PLEASE FOLLOW INSTRUCTIONS BELOW; A DISCREPANCY MAY RESULT IN

REJECTION OF TENDERED CLASS B-X COMMON STOCK.)*

By:
Name:
Title:

Address for Notices:

Att’n:
Email:

*	PARENT GUARANTOR SIGNATURE PAGE INSTRUCTIONS
(1)	All responses should be typewritten or electronically printed, other than signature which should be manual or electronic.
(2)	A separate signature page must be provided for each Parent Guarantor.
(3)	It is the Parent Guarantor’s responsibility to ensure that its name, as set forth above, matches the name set forth in its constitutive instruments.
(4)

A duly completed Officer’s Certificate in the attached form must accompany each signature page. The Officer’s Certificate must be signed by a different officer of the Parent Guarantor from the officer who signed this signature page.

OFFICER’S CERTIFICATE

Accompanying Holder’s or Parent Guarantor’s

Signature Page of Makewhole Agreement*

This Certificate is being delivered in connection with the Makewhole Agreement with Visa Inc. to be entered into by (check one box below and then complete applicable box; attach constitutive instrument referred to in paragraph 2):

☐	The “Holder” party to the Makewhole Agreement

(type or print full legal name of Holder)
☐	A “Parent Guarantor” party to the Makewhole Agreement

(type or print full legal name of Parent Guarantor)

The undersigned hereby certifies to Visa Inc. that:

1. The undersigned is a duly authorized officer of the “Holder” or “Parent Guarantor,” as applicable, named above (the “Company”).

2. Attached to this Officer’s Certificate is a true, correct and complete copy of the certificate of incorporation, certificate of formation, certificate of limited partnership or equivalent constitutive instrument of the Company in effect as of the Effective Date of the Makewhole Agreement. The name of the Company as set forth in the attached document matches the name of the Company as set forth above and on the signature page of the Makewhole Agreement.

3. Each person who as an authorized officer of the Company signed the Makewhole Agreement was duly elected or appointed, qualified and acting as such at the respective times of the signing and delivery thereof and was duly authorized to sign the Makewhole Agreement on behalf of the Company, and the signature of such person appearing on the signature page of the Makewhole Agreement is the genuine signature of such officer.

IN WITNESS WHEREOF, I have signed this Officer’s Certificate.

By:
(signature)

Name:
(type or print name)

Title:
(type or print title)

*	OFFICER’S CERTIFICATE INSTRUCTIONS
(1)	All responses should be typewritten or electronically printed, other than signature which should be manual or electronic.
(2)	A separate Officer’s Certificate must be provided for the Holder and each Parent Guarantor.
(3)	It is the Company’s responsibility to ensure that its name, as set forth above, matches the name set forth in its constitutive instruments.
(4)	The Officer’s Certificate must be signed by a different officer of the Company from the officer who signed the Company’s signature page.

Attachment to Officer’s Certificate

(attach copy of constitutive instrument referred to in paragraph 2 of Officer’s Certificate)

Additional Information and Where to Find It

If Visa determines to propose Certificate of Incorporation amendments to its stockholders in the currently contemplated or a modified form, Visa would file with the Securities and Exchange Commission (“SEC”) a proxy statement describing the proposal and the transactions contemplated thereby. The proxy statement would be provided to Visa stockholders and would contain important information about the amendments described therein and related matters.

In addition, if Visa determines to proceed with an exchange offer with respect to any class of Class B common stock, Visa would file with the SEC a registration statement on Form S-4 to describe the terms of the transaction contemplated thereby.

This communication is not a substitute for any proxy statement, exchange offer registration statement, prospectus or other documents Visa may file with the SEC in connection with the foregoing matters. If and when Visa provides a proxy statement relating to the potential Certificate of Incorporation amendments and a registration statement relating to a Potential Exchange Offer:

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND/OR REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Any definitive proxy statement will be provided to Visa stockholders. Stockholders may obtain a free copy of any proxy statement (when available) and other documents filed by Visa at the SEC’s website at https://www.sec.gov. In addition, stockholders will be able to obtain free copies of any proxy statement (when available) and other documents filed by Visa with the SEC on Visa’s Investor Relations website at http://investor.visa.com.

Visa and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from Visa’s stockholders. Information regarding Visa’s executive officers and directors is contained in Visa’s definitive proxy statement for its 2023 Annual Meeting of Stockholders filed with the SEC on December 1, 2022, and in its Current Reports on Form 8-K filed with the SEC on February 1, 2023, February 16, 2023, April 10, 2023 and June 20, 2023. Stockholders may obtain additional information regarding the interests of such participants by reading the Certificate of Incorporation amendments and proxy statement and other relevant materials regarding the amendments if and when they become available. These documents would be obtainable free of charge as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the potential transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Exhibit 99.2 Potential Exchange Offer Program September 13, 2023 ©2023 Visa. All rights reserved.

Overview of the Potential Exchange Offer Program

What is it?	• Following a Board evaluation process, Visa is engaging with its common stockholders on the subject of potential amendments to its Certificate of Incorporation that, together with the Potential Exchange Offer Program, would have the effect of releasing transfer restrictions on portions of Visa's Class B common stock through a programmatic and measured structure
	• The Potential Exchange Offer Program would allow Class B common ("Class B") stockholders to convert portions of their Class B shares into freely tradeable shares under certain conditions, while providing economically equivalent protection to Class A common ("Class A") and Class C common ("Class C") stockholders from certain litigation ("U.S. Covered Litigation"[1])
	  ○ For the initial Potential Exchange Offer, Class B stockholders would be permitted to convert and sell up to 50% of their stock
	  ○ For each of the three successive Potential Exchange Offers, if the interchange at issue in the unresolved claims for damages in U.S. Covered Litigation has been reduced by 50% or more, and at least one year has elapsed from the preceding Exchange Offer, Visa may, in its discretion, approve an additional Exchange Offer entitling holders to convert and sell up to 50% of applicable Class B stock

Why now?	• The Class B shares were created in connection with Visa's restructuring and IPO to provide protection to the Class A and Class C shares from U.S. Covered Litigation. This share class was originally valued at ~$8B and is now valued at ~$96B[2] • In the only remaining U.S. Covered Litigation matter, claims representing ~90% of the payments volume and interchange at issue have been settled for $6.4B[3]

Benefits to our Common Stockholders	**Class A and Class C**	**Class B**
	• **Makewhole agreements and Class B shares** provide economically equivalent protection to Class A and Class C stockholders from the remaining U.S. Covered Litigation • **Measured release** of Class B shares through programmatic structure and lock-up provisions mitigates potential overhang risk that otherwise would exist with the current share release provision[4] • Opportunity to **strengthen relationships** with Visa's clients	• Option for **near-term liquidity** and potential for better regulatory capital treatment • Opportunity to unlock value that would represent a significant portion of **aggregate tangible common equity** for U.S. financial institutions • Choice of **participation level** to release up to 50% for Class B stockholders for each Potential Exchange Offer

If proposed, all common stockholders will have the opportunity to vote on the Certificate of Incorporation amendments that must be approved by a majority of outstanding shares of each class of common stock

VISA

(1): See Note 5 of the audited financial statements contained within Visa's most recent Form 10-K for more information.
(2): Based on the $245.68 NYSE closing price of Class A stock on August 31, 2023.
(3): See slides 9 and 10 for more detail and important footnotes.
(4): "Overhang risk" refers to investor concern on the potential for significant sales of shares once the U.S. Covered Litigation is complete.

©2023 Visa. All rights reserved.

2

Background

In connection with its 2007 restructuring and subsequent IPO, Visa created three classes of common stock (Classes A, B and C)

The Class B shares provide protection to the Class A and Class C shares from U.S. Covered Litigation

- Under the U.S. Retrospective Responsibility Plan ("Retro Plan"[1]), Visa periodically deposits cash into an escrow account from which settlements and judgments are paid. As this occurs, the value of Class B shares is diluted by a corresponding downward adjustment to the conversion rate
- Under a Loss Sharing Agreement, certain U.S. financial institutions agreed to indemnify Visa for their portion of financial liability for the U.S. Covered Litigation if the escrow fund and value of Class B shares are insufficient to cover the financial liability for the U.S. Covered Litigation
- Currently, Class B shares are restricted from converting into Class A shares and being sold until final resolution of all U.S. Covered Litigation, **at which point all Class B shares would become freely tradeable**

Over the past 15+ years, while a significant number of damages claims in the remaining U.S. Covered Litigation have been settled, the as-converted value of the Class B shares has increased

+1,100%



Unresolved Claims as Represented by Interchange
~$486B
(~90%)
~$47B
Total(2)
Remaining



Share Price
+2,133%
$246(4)
$11(3)
At IPO(5)
Today



As-Converted Value of Class B Shares
+1,143%
$96B(4)(6)
$8B
At IPO(5)
Today

Numbers are rounded. All figures are approximate.
(1): See Notes 5 and 20 of the consolidated financial statements and Notes 5 and 13 of the consolidated financial statements (unaudited) in Visa's most recent Forms 10-K and 10-Q, respectively, for more information.
(2): Interchange represented includes (i) estimated interchange from 2004-2018 for the following populations: individual settlements prior to the Damages Class settlement, merchants included in the Damages Class settlement, and merchants who opted out of the Damages Class and settled their claims; and (ii) estimated interchange from 2004-2022 for unresolved Damages Class opt-outs. Interchange of merchants who opted out of the Damages Class does not include (i) the purported indirect purchaser class actions filed by branded gas retailers and by merchants serviced by Square; and (ii) all of the merchants serviced by opt-outs that are payment processors and facilitators. For unresolved claims by Damages Class opt-outs, estimated interchange from 2004-2022 is utilized because claims are based on transactions up to when a claim is resolved; the interchange at issue for unresolved claims will continue to increase. The value of unresolved claims reflects current reasonable estimates of potential liability. All figures are estimated and approximate.
(3): Share price adjusted to reflect 4 for 1 stock split executed on March 19, 2015.
(4): Based on the $245.68 NYSE closing price of Class A stock on August 31, 2023.
(5): Reflects public offering price of $44 per share on March 19, 2008.
(6): Value is inclusive of dilutions through adjustments to conversion rate.

VISA

©2023 Visa. All rights reserved.
3

The mechanics of the Initial Potential Exchange Offer

Class B Shares → Redenominated → **Class B-1 Shares**

Exchanged portion

50% of Exchanged Value for Class B-2 Shares

Future downward adjustments to the conversion rate will occur at **twice the rate as applicable to Class B-1 shares** to maintain equivalent liability; same transfer restrictions apply as existing Class B shares

50% of Exchanged Value for Class C Shares[(1)]

Transferable and convertible to Class A shares, subject to lock-up provisions, **ensuring measured release** (up to 1/3 within the first 45 days after the initial Potential Exchange Offer, up to 2/3 within the first 90 days, and up to the full amount thereafter)

If choosing to participate, must enter into makewhole agreement to provide economically equivalent protection for Class A and Class C stockholders as currently exists

Unexchanged portion

Class B-1 Shares

Same as existing Class B shares

VISA

See Appendix for more information.

(1): To determine the number of Class C shares received, multiply half of the Class B-1 stock exchanged by the current Class B stock conversion rate to determine the as-converted Class A stock equivalent; then divide that amount by the Class C stock conversion rate.

©2023 Visa. All rights reserved.

4

The mechanics of the three successive Potential Exchange Offers

Terms	
	• **Reduction of 50% or more of the interchange at issue in unresolved claims** for damages in U.S. Covered Litigation • **More than twelve months** from preceding Exchange Offer • Is at the **discretion of Visa** • Structured in the **same manner as preceding Exchange Offer**

Illustrative Mechanics:
Second Potential Exchange Offer[1]

Class B-2 Shares

Newly exchanged portion

Unexchanged portion

50% of Exchanged Value for Class B-3 Shares

Future downward adjustments to the conversion rate will occur at **twice the rate as applicable to Class B-2 shares (or four times the rate as applicable to Class B-1 shares)** to maintain equivalent liability; same transfer restrictions apply as existing Class B shares

50% of Exchanged Value for Class C Shares[2]

Transferable and convertible to Class A shares, subject to lock-up provisions, **ensuring measured release** (up to 1/3 within the first 45 days after the Second Potential Exchange Offer, up to 2/3 within the first 90 days, and up to the full amount thereafter)

If choosing to participate, must enter into makewhole agreement to provide economically equivalent protection for Class A and Class C stockholders as currently exists

Class B-2 Shares

Same as Class B-2 shares issued in the initial Potential Exchange Offer

VISA

(1): For further detail on successive Potential Exchange Offers and conversation rates, please refer to the potential Certificate of Incorporation amendments and form of makewhole agreement provided with Visa's Form 8-K filed on September 13, 2023.
(2): To determine the number of Class C shares received, multiply half of the Class B-2 stock exchanged by the current Class B-2 stock conversion rate to determine the as-converted Class A stock equivalent; then divide that amount by the Class C stock conversion rate.

©2023 Visa. All rights reserved.

5

The Potential Exchange Offer Program allows for a programmatic and measured release of Class B shares

Illustrative[(1)]



Economically Equivalent Protection through Makewhole Agreements
50% of Exchanged Value as Class C
50% of Exchanged Value as Class B-2
50% of Exchanged Value as Class C
50% of Exchanged Value as Class B-3
50% of Exchanged Value as Class C
50% of Exchanged Value as Class B-4
50% of Exchanged Value as Class C
50% of Exchanged Value as Class B-5
Initial Potential Exchange Offer
Second Potential Exchange Offer
Third Potential Exchange Offer
Fourth Potential Exchange Offer

Assuming there has been a **reduction of 50% or more of interchange at issue in unresolved claims for damages** and **at least one year has elapsed** since the preceding Exchange Offer, Visa will make determination whether to proceed with another Exchange Offer, after appropriate consideration

VISA

(1): Chart assumes full participation in each Potential Exchange Offer and demonstrates the mechanics of successive Potential Exchange Offers for Class B stockholders in the Potential Exchange Offer Program.

©2023 Visa. All rights reserved.
6

Key considerations As a result of evaluation and discussions, the Board and management believe that the Potential Exchange Offer Program would provide benefits to all common stockholders. This is based on several considerations, including, but not limited to: Significant progress on the U.S. Covered Litigation Maintaining economically equivalent protection to Class A and Class C stockholders from the remaining U.S. Covered Litigation through a combination of the makewhole agreements and Class B shares Mitigating potential overhang risk through a programmatic and measured release Providing Visa’s U.S. financial institution clients with liquidity for a portion of their Class B shares Establishing a process which allows time for Visa to engage with our common stockholders before terms are finalized for a proxy vote 7 ©2023 Visa. All rights reserved.

The U.S. Covered Litigation has one matter remaining, MDL 1720, and we have made significant progress Plaintiffs challenge: • Visa’s setting of interchange reimbursement fees: − An interchange reimbursement fee is paid by the acquirer to the issuer in a purchase transaction − Plaintiffs allege that interchange reimbursement fees are excessive and seek damages based on the alleged MDL 1720 excessive fees • Certain network rules; and • Visa’s reorganization and IPO (1) Today, MDL 1720 primarily consists of three parts : Damages A settlement was reached in 2018 and approved in 2019 – the appeals SETTLED process resulted in an affirmation of the settlement in 2023 1 Class ~70% of Opt-Out 600+ merchants “opted out” of the Damages Class settlement and Opt-Outs from some brought individual actions to pursue allegations similar to those Payments Volume 2 2018 Class (2) advanced by the Damages Class SETTLED Injunctive Injunctive relief is sought against the setting of default interchange, Relief/Rules ONGOING 3 certain network rules and fees Class (1): See Notes 5 and 20 of the consolidated financial statements in Visa’s most recent Form 10-K for more information. (2): Estimated payments volume from 2004-2018 of merchants who opted out of the Damages Class. Payments volume of merchants who opted out of the Damages Class does not include (i) the purported indirect purchaser class actions filed by branded gas retailers and by merchants serviced by Square; and (ii) all of the merchants serviced by opt-outs that 8 ©2023 Visa. All rights reserved. are payment processors and facilitators. All figures are estimated and approximate.

Claims representing ~90% of the payments volume and interchange at issue have been settled

2018 Damages Class Opt-Out Claims as Represented by Opt-Out Payments Volume(1)


~70%
~30%

- Settled Opt-Outs 2004-2018
- Unresolved Opt-Outs 2004-2018

Total Claims as Represented by Payments Volume at Issue(2)



- Unresolved Opt-Outs 2004-2022
- Settled Opt-Outs 2004-2018
- Settled 2018 Damages Class
- Pre-2018 Settlements

When you include the 2018 Damages Class, Opt-Outs, and pre-2018 settlements, we have resolved claims representing

~90%

of the payments volume and interchange at issue(2)

Numbers are rounded. All figures are estimated and approximate.
Interchange and payments volume of merchants who opted out of the Damages Class do not include (i) the purported indirect purchaser class actions filed by branded gas retailers and by merchants serviced by Square; and (ii) all of the merchants serviced by opt-outs that are payment processors and facilitators. The value of unresolved claims reflects current reasonable estimates of potential liability.
(1): Payments volume represented includes estimated payments volume from 2004-2018 of merchants who opted out of the Damages Class.
(2): Interchange and payments volume represented includes (i) estimated interchange and payments volume from 2004-2018 for the following populations: individual settlements prior to the Damages Class settlement, merchants included in the Damages Class settlement, and merchants who opted out of the Damages Class and settled their claims; and (ii) estimated interchange and payments volume from 2004-2022 for unresolved Damages Class opt-outs. For unresolved claims by Damages Class opt-outs, estimated interchange and payments volume from 2004-2022 is utilized because claims are based on transactions up to when a claim is resolved; the payments volume and interchange at issue for unresolved claims will continue to increase.

VISA

©2023 Visa. All rights reserved.

9

We have paid $6.4B, with recent settlements ranging from ~3-8%* of interchange

Settled Claims	Claims Resolved as Represented by % of Interchange[1]	Settlements Paid from Retro Plan
Settled and Paid Individual Settlements prior to 2018 Damages Class Settlement	~13%	$1.0B
Settled and Paid 2018 Damages Class	~62%	$3.6B[2]
Settled and Paid Opt-Outs from 2018 Damages Class	~15%	$1.8B
Total	~90%	$6.4B

Numbers are rounded. All figures are approximate.
*Recent settlements ranged from ~3-8% of a settling merchant's estimated applicable interchange during the Damages Class period (2004-2018).
(1): Interchange represented includes (i) estimated interchange from 2004-2018 for the following populations: individual settlements prior to the Damages Class settlement, merchants included in the Damages Class settlement, and merchants who opted out of the Damages Class and settled their claims; and (ii) estimated interchange from 2004-2022 for unresolved Damages Class opt-outs. Interchange of merchants who opted out of the Damages Class does not include (i) the purported indirect purchaser class actions filed by branded gas retailers and by merchants serviced by Square; and (ii) all of the merchants serviced by opt-outs that are payment processors and facilitators. All figures are estimated and approximate.
(2): $3.1B of the $3.6B paid pursuant to the U.S. Retrospective Responsibility Plan; $500M paid from short-term interchange reductions.

VISA

©2023 Visa. All rights reserved.
10

The unresolved and outstanding claims represent ~10% of interchange at issue

Claims

Settled and Paid
Individual Settlements prior to 2018 Damages Class Settlement

2018 Damages Class

Opt-Outs from 2018 Damages Class

Unresolved and Outstanding
Opt-Outs from 2018 Damages Class

Claims as Represented by % of Interchange ~$486B(1)

~90%

~10%

Unresolved and Outstanding

- Recent settlements ranged from **~3-8%** of the settling merchant's applicable interchange during the Damages Class period (2004-2018)
  - For illustrative purposes only, if we applied the **~3-8%** range to the unresolved and outstanding interchange from 2004-2022, our approximation of the remaining settlement value would be between **$1.4-$4B**
- The current escrow balance available for settlements and judgments is **$1.6B**(2)
- The range of remaining damages exposure based upon merchant claims is **approximately $25-$35B** through calendar year 2022, before any legal challenge, and prior to any trebling
- To date, **no claims have settled for the full amount** of the damages claimed

Numbers are rounded. All figures are estimated and approximate.
(1): Interchange represented includes (i) estimated interchange from 2004-2018 for the following populations: individual settlements prior to the Damages Class settlement, merchants included in the Damages Class settlement, and merchants who opted out of the Damages Class and settled their claims; and (ii) estimated interchange from 2004-2022 for unresolved Damages Class opt-outs. Interchange of merchants who opted out of the Damages Class does not include (i) the purported indirect purchaser class actions filed by branded gas retailers and by merchants serviced by Square, and (ii) all of the merchants serviced by opt-outs that are payment processors and facilitators. For unresolved claims by Damages Class opt-outs, estimated interchange from 2004-2022 is utilized because claims are based on transactions up to when a claim is resolved; the interchange at issue for unresolved claims will continue to increase. The value of unresolved claims reflects current reasonable estimates of potential liability.
(2): As of June 30, 2023.

VISA

©2023 Visa. All rights reserved.
11

The three Potential Successive Exchange Offers would be predicated on further reduction of interchange at issue in unresolved claims Illustrative Example: Reduction of 50% or more of Interchange Future interchange at issue in Determination Date Determination Date unresolved claims Calculate the total interchange at issue in Determine amount of interchange Assuming at least one year has elapsed unresolved claims for damages in U.S. at issue in unresolved claims for damages, since the preceding Exchange Offer and (1) (1) Covered Litigation accounting for any resolved claims there has been a reduction of 50% or more of interchange at issue in unresolved claims for damages, Visa will make determination whether to proceed with another Exchange Offer, after appropriate consideration $47B–$23B $47B $23B 51% $47B All figures are illustrative. (1): Methodology for estimating interchange at issue may vary from methodology used to estimate interchange amounts in Slides 3, 9, 10 and 11. 12 ©2023 Visa. All rights reserved.

The Potential Exchange Offer Program would provide benefits to all Visa common stockholders

1 Ongoing protection to Class A and Class C stockholders

- Class A and Class C stockholders maintain economically equivalent protection from the remaining U.S. Covered Litigation. In the event that the remaining respective Class B[1] share value is exhausted, **makewhole agreements** with the respective Class B[1] stockholders would provide further protection and would adjust with the value of the stock price, just as the Class B shares do today
- The Potential Exchange Offer Program would **not impact our fully diluted shares outstanding**, so would not negatively impact key per share metrics such as EPS

2 A measured means of exchanging shares, mitigating potential overhang risk

- As all Class B shares currently become freely tradeable upon final resolution of the U.S. Covered Litigation, a programmatic and measured release of the Class B shares **mitigates potential overhang risk**
- Participating Class B stockholders in the Potential Exchange Offer Program will be required to enter into makewhole agreements that contain **lock-up provisions**. Specifically, up to 1/3 of the Class C shares would be convertible within the first 45 days after each Potential Exchange Offer, up to 2/3 within the first 90 days, and up to the full amount thereafter

3 Liquidity to Visa's clients – large and small U.S. financial institutions

- The Potential Exchange Offer Program would **provide liquidity to Visa's clients**. Large and small U.S. financial institutions who hold our Class B shares would have the ability to unlock value that would represent a significant portion of tangible common equity
- This represents an opportunity to **strengthen client relationships**, which would provide value for all stockholders

VISA (1): Respective Class B refers to Class B-2, Class B-3, Class B-4 and Class B-5, as applicable.

©2023 Visa. All rights reserved.
13

Summary and next steps • The appreciation in the value of the Class B shares has been substantial – the current as-converted value of the (1) Class B shares is ~$96B • Visa has made significant progress on the U.S. Covered Litigation • In the Potential Exchange Offer Program, Class A and Class C stockholders would maintain economically equivalent protection through a combination of the makewhole agreements and Class B shares. Stockholders would also benefit from a programmatic and measured release, mitigating potential overhang risk • The potential for Class B stockholders – U.S. financial institutions and/or their affiliates, which are also Visa clients – to obtain near-term liquidity and potentially better regulatory capital treatment would strengthen Visa’s relationship with this key group • Visa’s Board and management believe that now is an appropriate time to consider a programmatic and measured release of Class B shares • The Potential Exchange Offer Program requires amendments to Visa’s Certificate of Incorporation that must be approved by the Board and a majority of the outstanding shares of each of the Class A, Class B and Class C common stock, in each case voting separately as a class If proposed, common stockholders will have an opportunity to vote on the Certificate of Incorporation amendments that provide for the Potential Exchange Offer Program; additional information will be provided in advance (1): Based on the $245.68 NYSE closing price of Class A stock on August 31, 2023. 14 ©2023 Visa. All rights reserved.

Appendix ©2023 Visa. All rights reserved.

Overview of common stock share classes created in conjunction with Visa’s 2007 restructuring and subsequent IPO • Publicly held and traded on the New York Stock Exchange • Financial institution clients of Visa are prohibited from holding Class A stock for their own accounts Class A • As of July 19, 2023, approximately 1,607 million shares of Class A stock were outstanding • Predominantly held by U.S. financial institutions that are current or former members of Visa U.S.A. Inc., and/or their affiliates, to provide protection from certain litigation • Currently subject to transfer and convertibility restrictions until all U.S. Covered Litigation is resolved Class B • Each share is convertible into Class A shares at a conversion rate that is adjusted downward when Visa makes a deposit into the escrow account from which it pays for liabilities associated with the U.S. Covered Litigation • As of July 19, 2023, approximately 245 million shares of Class B stock were outstanding • Predominantly held by financial institution clients of Visa and/or their affiliates that are located outside of the U.S., as well as other persons that are prohibited from holding Class A stock • Currently not subject to transfer restrictions Class C • Automatically converts into four shares of Class A stock upon transfer to an eligible Class A stockholder • As of July 19, 2023, approximately 9.5 million shares of Class C stock were outstanding 16 ©2023 Visa. All rights reserved.

Illustrative Class B participation scenarios – Initial Potential Exchange Offer

Key Assumptions:

- Class B stockholder owns 100,000 Class B shares
- Class B to Class A conversion rate is 1.5902
- Class C to Class A conversion rate is 4.0000
- Visa Class A share price on date of exchange is $245.68; therefore aggregate value of Class B stockholder's shares is $39,068,034[(1)]

		Option 1: Class B stockholder does not elect to participate in initial Potential Exchange Offer		**Option 2:** Class B stockholder elects to fully participate in initial Potential Exchange Offer		**Option 3:** Class B stockholder elects to exchange ½ of shares in initial Potential Exchange Offer	
		Shares	**Value ($)**	**Shares**	**Value ($)**	**Shares**	**Value ($)**
Starting	**B**	100,000	39,068,034	100,000	39,068,034	100,000	39,068,034
All Class B shares are exchanged for Class B-1 shares							
	B-1	100,000	39,068,034	100,000	39,068,034	100,000	39,068,034
	Exchange	0	0	100,000	39,068,034	50,000	19,534,017
After	**B-1**	100,000	39,068,034	-	-	50,000	19,534,017
After	**B-2**	-	-	50,000	19,534,017	25,000	9,767,008
After	**C**	-	-	19,877[(2)]	19,534,017[(4)]	9,938[(3)]	9,767,008[(4)]

In every scenario, total value ($) does not change

Figures may not recalculate exactly due to rounding.
(1): Aggregate value: multiply 100,000 Class B stock by Class B stock conversion rate (1.5902) to determine as-converted Class A stock equivalent (159,020); then multiply by share price based on the $245.68 NYSE closing price of Class A stock on August 31, 2023.
(2): To determine the number of Class C shares received: multiply 50,000 Class B-1 stock (1/2 of B-1s exchanged) by the Class B stock conversion rate (1.5902) to determine the as-converted Class A stock equivalent (79,510 shares); then divide that amount by 4 (the Class C stock conversion rate).
(3): To determine the number of Class C shares received: multiply 25,000 Class B-1 stock (1/2 of B-1s exchanged) by the Class B stock conversion rate (1.5902) to determine the as-converted Class A stock equivalent (39,755 shares); then divide that amount by 4 (the Class C stock conversion rate).
(4): Includes cash paid in lieu of fractional shares.

VISA

©2023 Visa. All rights reserved.

17

Illustrative Class B participation scenarios – Initial Potential Exchange Offer (continued) Assumes Class B stockholders fully participate in initial Potential Exchange Offer Visa Common Stock Share Ownership (1) (on an as-converted basis) Illustrative 1.9% 1.9% 1.9% 11.5% 9.6% Class C Shares 19.2% 19.2% 9.6% Class B-2 Shares Class B-1 Shares 88.5% Class B Shares 78.9% 78.9% 78.9% Class A Shares Today Post Certificate Post Initial Potential Conversion/Sale Based on 7/19/23 of Incorporation Exchange Offer at of New Class (2) Share Count Amendment 100% Participation C Shares (1): On an as-converted basis. Share count as of July 19, 2023, representing 1,606.8M Class A stock, 245.5M Class B stock converted to Class A stock at a 1.5902 conversion rate (390.4M Class A stock upon conversion), and 9.5M Class C stock converted to Class A stock at a 4.0000 conversion rate (38.2M Class A shares upon conversion). 18 ©2023 Visa. All rights reserved. (2): Illustrative. Assumes all shares of Class C stock received in the initial Potential Exchange Offer are converted and sold in the open market.

Illustrative additional escrow funding after Initial Potential Exchange Offer Based on the $245.68 NYSE closing price of Class A shares on August 31, 2023 B-1 Conversion Rate B-2 Conversion Rate Starting Conversion Rate into 1.5902 1.5902 Class A Common Stock Additional Escrow Deposit (not cumulative) $500M 1.5819 1.5736 $1B 1.5736 1.5570 $5B 1.5073 1.4244 $10B 1.4244 1.2586 19 ©2023 Visa. All rights reserved.

Disclaimer Additional Information and Where to Find It If Visa determines to propose Certificate of Incorporation amendments to its stockholders in the currently contemplated or a modified form, Visa would file with the Securities and Exchange Commission (“SEC”) a proxy statement describing the proposal and the transactions contemplated thereby. The proxy statement would be provided to Visa stockholders and would contain important information about the amendments described therein and related matters. In addition, if Visa determines to proceed with an exchange offer with respect to any class of Class B common stock, Visa would file with the SEC a registration statement on Form S-4 to describe the terms of the transaction contemplated thereby. This communication is not a substitute for any proxy statement, exchange offer registration statement, prospectus or other documents Visa may file with the SEC in connection with the foregoing matters. If and when Visa provides a proxy statement relating to the potential Certificate of Incorporation amendments and a registration statement relating to a potential exchange offer: STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND/OR REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement will be provided to Visa stockholders. Stockholders may obtain a free copy of any proxy statement (when available) and other documents filed by Visa at the SEC’s website at https://www.sec.gov. In addition, stockholders will be able to obtain free copies of any proxy statement (when available) and other documents filed by Visa with the SEC on Visa’s Investor Relations website at http://investor.visa.com. Visa and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from Visa’s stockholders. Information regarding Visa’s executive officers and directors is contained in Visa’s definitive proxy statement for its 2023 Annual Meeting of Stockholders filed with the SEC on December 1, 2022, and in its Current Reports on Form 8-K filed with the SEC on February 1, 2023, February 16, 2023, April 10, 2023 and June 20, 2023. Stockholders may obtain additional information regarding the interests of such participants by reading the Certificate of Incorporation amendments and proxy statement and other relevant materials regarding the amendments if and when they become available. These documents would be obtainable free of charge as described above. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the potential transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. ©2023 Visa. All rights reserved. 20

Disclaimer (continued) Forward-Looking Statements This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to, among other things, the approval and implementation of the Certificate of Incorporation amendments and potential exchange offers discussed above, and future liability arising under the U.S. covered litigation. Forward-looking statements generally are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “projects,” “outlook,” “could,” “should,” “will,” “continue” and other similar expressions. All statements other than statements of historical fact could be forward-looking statements, which speak only as of the date they are made, are not guarantees of future events and are subject to certain risks, uncertainties and other factors, many of which are beyond our control and are difficult to predict. Whether or not the Certificate of Incorporation amendments are proposed, approved or implemented, the final form of any such Certificate of Incorporation amendments is subject to a variety of factors, including, but not limited to: • stockholder and market reaction to the Certificate of Incorporation amendments and exchange offers; • the impact of global economic, political, market, health and social events or conditions, including the war in Ukraine and the sanctions and other measures being imposed in response, and the ongoing effects of the COVID-19 pandemic, including the resumption of international travel; • increased oversight and regulation of the global payments industry and our business; • the impact of government-imposed obligations and/or restrictions on international payment systems; • the outcome of tax, litigation and governmental investigation matters; • increasingly intense competition in the payments industry, including competition for our clients and merchants; • the proliferation and continuous evolution of new technologies and business models in the payments industry; • continued efforts to lower acceptance costs and challenge industry practices; • our ability to maintain relationships with our clients, acquirers, processors, merchants, payments facilitators, ecommerce platforms, fintechs and other third parties; • brand or reputational damage; • our exposure to loss or illiquidity due to settlement guarantees; • any disruption, failure, breach or cyber-attack of our networks or systems; • risks, uncertainties and the failure to achieve the anticipated benefits with respect to our acquisitions, joint ventures and other strategic investments; and • the other factors described in our filings with the SEC, including our Annual Report on Form 10-K for the year ended September 30, 2022, and our subsequent reports on Forms 10-Q and 8-K. Except as required by law, we do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise. 21 ©2023 Visa. All rights reserved.

Exhibit 99.3

VISA INC. FREQUENTLY ASKED QUESTIONS CONCERNING

POTENTIAL CERTIFICATE OF INCORPORATION AMENDMENTS

These Frequently Asked Questions pertain only to the potential Certificate of Incorporation amendments as described in the Form 8-K filed on September 13, 2023 and are provided, for your convenience, as plain-language explanations only. For additional information, please refer to our Form 8-K and the attached materials.

1.	Why is Visa engaging in discussions to potentially amend its Certificate of Incorporation and release transfer restrictions on portions of the Class B common shares early? Why now?

•	Following a Board evaluation process, Visa is engaging with its common stockholders regarding amendments to its Certificate of Incorporation for several reasons:

○	First, since the IPO, the value of the Class B common shares has grown significantly, from ~$8B to ~$96B (based on the Class A common stock closing price of $245.68 as of August 31, 2023).

○

At the same time, while the value of the Class B common shares has increased, Visa has made significant progress toward resolving the remaining U.S. Covered Litigation matter, MDL 1720, having settled claims representing 90% of the interchange at issue and paid $6.4B1 in the aggregate from the U.S. Retrospective Responsibility Plan.

○	This programmatic and measured release structure would mitigate the potential overhang risk that otherwise would exist with the current share release provision.

○

In addition, this would provide Visa’s clients – large and small U.S. financial institutions that are Class B holders – with the option for near-term liquidity and potentially better regulatory capital treatment.

2.	How will Class A and Class C common stockholders continue to be protected from certain outstanding litigation?

•	Visa designed the Potential Exchange Offer Program to provide economically equivalent protection to Class A and Class C stockholders from the remaining U.S. Covered Litigation.

•

Under the terms of the Certificate of Incorporation amendments, all Class B common shares will be redenominated into Class B-1 common shares, which will continue to be subject to the same conversion rate adjustments whenever Visa deposits cash into the escrow account from which settlements and judgments related to U.S. Covered Litigation are paid. Refer to Visa’s most recent Form 10-K and Forms 10-Q for more information on the U.S. Retrospective Responsibility Plan.

[1]	$500 million of the $6.4 billion was paid from short-term interchange reductions.

1

•

Class B common stockholders who elect to participate in the initial Potential Exchange Offer will be issued, in part, Class B-2 common shares, which will have conversion rate adjustments at twice the rate of Class B-1 common shares whenever cash is deposited into the escrow account. For more information, see slide 19 of the Visa Inc. presentation filed as Exhibit 99.2.

○	Upon completion of the initial Potential Exchange Offer, at least 50% of the Class B common shares will remain outstanding to absorb future litigation escrow payments.

•

Class B common stockholders who elect to participate will also be required to execute and deliver a makewhole agreement pursuant to which each such Class B common stockholder will agree, after the value of the shares it received in the applicable exchange offer has been depleted, to reimburse Visa with respect to any future deposits made to the U.S. Covered Litigation escrow account that, but for the stockholder’s participation in the initial Potential Exchange Offer, would have been absorbed by such stockholder’s released shares.

○

Under the initial makewhole agreement, a payment obligation would arise after a deposit is made to the U.S. Covered Litigation escrow account that results in a downward adjustment of the Class B-1 common stock applicable conversion rate if, at such time, the as-converted value of the Class B-2 common stock is equal to or less than zero and the as-converted value of the Class B-1 common stock is greater than zero.

○

The proposed structure is intended to preserve economically equivalent coverage of the financial risk relating to the U.S. Covered Litigation for Class A and Class C common stockholders that is presently covered by the current Class B common stockholder base.

3.	How do the successive Potential Exchange Offers work?

•

For each of the three successive Potential Exchange Offers to be considered by Visa, two primary conditions must be satisfied. First, the estimated interchange reimbursement fees at issue in respect of unresolved damages claims in the U.S. Covered Litigation (as determined by Visa) have been reduced by 50% or more. Second, more than twelve months have elapsed since the preceding Exchange Offer.

•

Assuming those conditions are satisfied, after the initial Potential Exchange Offer, Visa may conduct up to three successive Potential Exchange Offers, each of which would have the effect of releasing transfer restrictions on up to half of the applicable Class B common stock issued in the previous Exchange Offer.

2

○	For example, in the second Potential Exchange Offer, Class B-2 stockholders who elect to participate would be able to exchange up to 100% of their Class B-2 shares for:

◾	Class B-3 shares in an amount equivalent to half of the Class B-2 shares tendered in exchange; and

◾	Class C shares in an amount equivalent to half of the value of the Class B-2 shares tendered in exchange.

○	The Class B-3 shares would have conversion rate adjustments at twice the rate of Class B-2 common stock whenever cash is deposited into the escrow account.

○	The Class C shares would be subject to the same transfer and convertibility restrictions as in the initial Potential Exchange Offer.

•

Participants in successive Potential Exchange Offers would also have to enter into makewhole agreements pursuant to which each participant agrees, after the value of the shares it received in the applicable exchange offer has been depleted, to reimburse Visa for the portion of any future deposits in the U.S. Covered Litigation escrow account that, but for the holder’s participation in the successive Exchange Offer, would have been absorbed by such holder through downward adjustments to the conversion rate of the class of Class B common stock tendered in the successive Exchange Offer.

4.	How would you calculate the interchange at issue for purposes of determining a successive Potential Exchange Offer?

•

Using Visa transaction data and data analysis, as well as additional information available at that time, Visa will calculate the estimated interchange applicable to transactions that are the subject of unresolved claims for damages in the U.S. Covered Litigation.

•

Visa will estimate this interchange at issue as of the date specified for the Potential Exchange Offer. For the Potential Exchange Offer directly after the initial Potential Exchange Offer, Visa will estimate the interchange at issue as of October 1, 2023. For successive Potential Exchange Offers, Visa will estimate the interchange at issue as of the launch date of the preceding Exchange Offer.

3

5.	Can a Class B Common stockholder participate in a successive Potential Exchange Offer without participating in the initial Potential Exchange Offer?

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In connection with, and prior to, each successive Exchange Offer starting with the Class B-2 shares for Class B-3 shares and Class C shares, Visa may conduct an Exchange Offer for those holders that elected not to participate in the previous Exchange Offer. Each Potential Exchange Offer is designed to involve a consecutive pair of Class B common stock, for example Class B-1 for Class B-2, Class B-2 for Class B-3, Class B-3 for Class B-4, or Class B-4 for Class B-5 shares. Therefore, a Class B Common stockholder can only participate in a successive Potential Exchange Offer if it holds the class of Class B common stock that is the subject of the Exchange Offer.

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If a Class B common stockholder does not elect to participate in the initial Potential Exchange Offer for Class B-2 common stock, there is no guarantee that such common stockholder will be able to participate in successive Potential Exchange Offers for Class B-3, Class B-4 or Class B-5 stock, unless Visa offers another Exchange Offer for Class B-2 shares prior to the successive Exchange Offer.

6.	How many shares are going to be released in the Potential Exchange Offer Program?

•	It depends on each Class B common stockholder’s participation in each Exchange Offer.

•	In the initial Potential Exchange Offer, each Class B common stockholder will be able to exchange up to half of the Class B-1 common stock that they own into transferable Class C common stock.

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It will be up to each individual Class B common stockholder to decide if they want to take advantage of the release opportunity or not. The ultimate amount released will depend on each Class B common stockholder’s decision on whether, and to what extent, to participate.

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If the Certificate of Incorporation amendments are proposed and receive the required support to pass, and Visa moves forward with the initial Potential Exchange Offer, any Class B common stockholder that does not participate or takes no action will have their shares redenominated into Class B-1 common shares, which are the same as the existing Class B common shares. For illustrative examples of Class B common stockholder participation in the initial Potential Exchange Offer, see slides 17-18 of the Visa Inc. presentation filed as Exhibit 99.2.

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7.	Are newly exchanged Class C common shares immediately sellable in the public market?

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Each participating Class B common stockholder will be required to enter into a makewhole agreement that will contain lock-up provisions limiting their ability to fully convert Class C common shares to Class A common shares in the short term.

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Specifically, up to one-third of the Class C common shares will be convertible into Class A common shares within the first 45 days after each Potential Exchange Offer, up to two-thirds within the first 90 days, and up to the full amount thereafter.

8.	When is Visa expected to resolve the U.S. Covered Litigation?

•	While Visa cannot predict when the remaining U.S. Covered Litigation will ultimately be resolved, Visa has continued to make progress toward the final resolution of outstanding claims.

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As announced on March 15, 2023, the U.S. Court of Appeals for the Second Circuit has affirmed the settlement resolving Damages Class claims in MDL 1720, as previously approved by the U.S. District Court for the Eastern District of New York.

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In addition, Visa has continued to make significant progress in settling the claims of plaintiffs that opted out of the Damages Class in MDL 1720. Unresolved Damages Class opt-outs claims represent only about 10% of the total approximately $486B in represented interchange.

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Interchange represented includes (i) interchange from 2004-2018 for the following populations: individual settlements prior to the Damages Class settlement, merchants included in the Damages Class settlement, and merchants who opted out of the Damages Class and settled their claims; and (ii) estimated interchange from 2004-2022 for unresolved Damages Class opt-outs. For more information, see slide 11 of the Visa Inc. presentation filed as Exhibit 99.2.

•	There is no precise timeline for when these cases will be resolved.

9.	What is the expected remaining U.S. Covered Litigation liability?

•	Visa is working diligently to resolve the remaining U.S. Covered Litigation.

•	We have resolved claims representing 90% of the interchange at issue and paid $6.4B in the aggregate from the U.S. Retrospective Responsibility Plan.

•	Recent settlements have ranged from approximately 3-8% of the settling merchant’s applicable interchange during the Damages Class period (2004-2018).

•	For illustrative purposes only, if we apply the approximately 3-8% to the unresolved and outstanding interchange from 2004-2022, the remaining settlement value would be between $1.4-$4B.

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10.	Does the Loss Sharing Agreement under the U.S. Retrospective Responsibility Plan remain in place after the Potential Exchange Offers?

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Yes. The Loss Sharing Agreement, under which certain U.S. financial institutions agreed to indemnify Visa for their portion of financial liability for U.S. Covered Litigation if the litigation escrow account and value of Class B common shares are exhausted, will remain in place after the Potential Exchange Offers.

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For example, after the initial Potential Exchange Offer, the Loss Sharing Agreement would be triggered when the value of the Class B-1 common stock is equal to or less than zero, at which time the obligation for makewhole payments would also be exhausted.

11.	What are the next steps?

•	Visa is in the process of engaging with its common stockholders.

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If the Certificate of Incorporation amendments are approved by the Board, all common stockholders, including current Class A, Class B and Class C stockholders, will be provided with additional information in advance and have an opportunity to vote on the amendments to the Certificate of Incorporation, which provide for the Potential Exchange Offer Program.

•	At this time, we have not committed to any formal timeline for bringing this to stockholders for a vote.

12.	Why are you announcing the Potential Exchange Offer Program now if the timeline to implement it is further out in the future?

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We are announcing the Potential Exchange Offer Program now even though it is still being finalized because we want stockholders to have an ample amount of time to consider the potential Certificate of Incorporation amendments.

13.	What is the process to determine if the Certificate of Incorporation amendments will be voted on and what occurs if the Board determines to seek stockholder approval?

•	The Board will determine whether to propose the Certificate of Incorporation amendments for stockholder approval.

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If the Board approves the Certificate of Incorporation amendments, Visa will publicly file a preliminary proxy statement that outlines the amendment and the specifics of the vote, which will be available for SEC review. Thereafter, Visa will file a definitive proxy statement outlining the matters up for vote, announce the date of the vote and provide other specifics on how to vote.

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Visa will also file documentation with the SEC to conduct an initial Exchange Offer and, once launched, Class B common stockholders will have at least 20 business days to participate. If they elect to participate in the initial Exchange Offer, they may exchange some or all of their current Class B common shares for, on a per share basis, 50% Class B-2 common shares and 50% Class C common shares (based on the exchanged value and on an as-converted basis); the Potential Exchange Offer Program will only be consummated if the Certificate of Incorporation amendments are approved.

14.	What happens under the current U.S. Retrospective Responsibility Plan if the Certificate of Incorporation amendments are not approved?

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Under the U.S. Retrospective Responsibility Plan, the Class B common shares are locked up and cannot be converted to Class A common shares and sold in the public market until all U.S. Covered Litigation is fully resolved. The Class B common stockholders are limited in their ability to monetize their shares until the lock-up is released. This will continue to be the case if the Certificate of Incorporation amendments are not approved. Under the current structure, when the U.S. Covered Litigation is fully resolved, all Class B common stockholders will be free to convert and sell their shares immediately, with no timing restrictions.

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Part of the Board’s consideration in proposing the Potential Exchange Offer Program is to reduce the potential overhang risk by managing the eventual share conversion in a programmatic and measured structure.

•	Whether or not the Certificate of Incorporation amendments are approved, Visa will continue to work expeditiously to fully resolve all U.S. Covered Litigation.

15.	Who are your Class B common stockholders and do any own a significant portion (more than 15%)?

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A majority of the Class B common shares are held by top U.S. financial institutions, and/or their affiliates. Class B common stockholders are among Visa’s largest clients but also include clients of all sizes.

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Pursuant to Visa’s Certificate of Incorporation, no stockholder may own or hold votes represented by (i) more than 15% of the total number of our outstanding Class A common shares or (ii) Class A common shares and other common stock representing, together and on an as-converted basis, more than 15% of the number of shares of all of our outstanding common stock.

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16.	Is the Injunctive Relief/Rules Class covered under the U.S. Retrospective Responsibility Plan and does it need to be resolved for Class B shares to be released?

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The class action seeking injunctive relief is part of MDL 1720 and is therefore U.S. Covered Litigation. Under the U.S. Retrospective Responsibility Plan, all U.S. Covered Litigation must be fully resolved for the remaining Class B common shares to be released.

17.	What is the status of the Injunctive Relief/Rules Class?

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Visa is pleased that the district court certified an Injunctive Relief Class consisting of all merchants that accept Visa credit and/or debit cards in the United States, without permitting merchants to opt out.

•	We will continue to defend Visa’s rules in the Injunctive Relief Class Action, as we believe the rules are fair and necessary to operate a global, secure payments network.

18.	What impact will the Potential Exchange Offer Program have on the fully diluted share count?

•	Holding all else equal, the Potential Exchange Offer Program would not change the fully diluted share count.

19.	Do you plan to change your current practices on capital allocation as a result of the potential amendments to the Certificate of Incorporation and Potential Exchange Offer Program?

•	Our capital allocation priorities remain consistent.

•	Our first priority is to invest in our core business, organically and through M&A.

•	Our second priority is the dividend, and we target a payout ratio of 20%-25% of our EPS to our stockholders.

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The remainder of our free cash flow is generally returned through buybacks. Historically, they have been largely programmatic, although we have accelerated our buybacks in some instances when we believe the share price is not reflective of Visa’s true value.

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And finally, we do all this while adhering to the parameters we’ve established for maintaining a strong capital structure and credit ratings profile. We target a 1.2-1.5 times gross debt to EBITDA ratio.

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Additional Information and Where to Find It

If Visa determines to propose Certificate of Incorporation amendments to its stockholders in the currently contemplated or a modified form, Visa would file with the Securities and Exchange Commission (“SEC”) a proxy statement describing the proposal and the transactions contemplated thereby. The proxy statement would be provided to Visa stockholders and would contain important information about the amendments described therein and related matters.

In addition, if Visa determines to proceed with an exchange offer with respect to any class of Class B common stock, Visa would file with the SEC a registration statement on Form S-4 to describe the terms of the transaction contemplated thereby.

This communication is not a substitute for any proxy statement, exchange offer registration statement, prospectus or other documents Visa may file with the SEC in connection with the foregoing matters. If and when Visa provides a proxy statement relating to the potential Certificate of Incorporation amendments and a registration statement relating to a Potential Exchange Offer:

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND/OR REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Any definitive proxy statement will be provided to Visa stockholders. Stockholders may obtain a free copy of any proxy statement (when available) and other documents filed by Visa at the SEC’s website at https://www.sec.gov. In addition, stockholders will be able to obtain free copies of any proxy statement (when available) and other documents filed by Visa with the SEC on Visa’s Investor Relations website at http://investor.visa.com.

Visa and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from Visa’s stockholders. Information regarding Visa’s executive officers and directors is contained in Visa’s definitive proxy statement for its 2023 Annual Meeting of Stockholders filed with the SEC on December 1, 2022, and in its Current Reports on Form 8-K filed with the SEC on February 1, 2023, February 16, 2023, April 10, 2023 and June 20, 2023. Stockholders may obtain additional information regarding the interests of such participants by reading the Certificate of Incorporation amendments and proxy statement and other relevant materials regarding the amendments if and when they become available. These documents would be obtainable free of charge as described above.

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No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the potential transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to, among other things, the approval and implementation of the Certificate of Incorporation amendments and the Potential Exchange Offers discussed above, and future liability arising under the U.S. Covered Litigation. Forward-looking statements generally are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “projects,” “outlook,” “could,” “should,” “will,” “continue” and other similar expressions. All statements other than statements of historical fact could be forward-looking statements, which speak only as of the date they are made, are not guarantees of future events and are subject to certain risks, uncertainties and other factors, many of which are beyond our control and are difficult to predict.

Whether or not the Certificate of Incorporation amendments are proposed, approved or implemented, the final form of any such Certificate of Incorporation amendments is subject to a variety of factors, including, but not limited to:

•	stockholder and market reaction to the Certificate of Incorporation amendments and exchange offers;

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the impact of global economic, political, market, health and social events or conditions, including the war in Ukraine and the sanctions and other measures being imposed in response, and the ongoing effects of the COVID-19 pandemic, including the resumption of international travel;

•	increased oversight and regulation of the global payments industry and our business;

•	the impact of government-imposed obligations and/or restrictions on international payment systems;

•	the outcome of tax, litigation and governmental investigation matters;

•	increasingly intense competition in the payments industry, including competition for our clients and merchants;

•	the proliferation and continuous evolution of new technologies and business models in the payments industry;

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•	continued efforts to lower acceptance costs and challenge industry practices;

•	our ability to maintain relationships with our clients, acquirers, processors, merchants, payments facilitators, ecommerce platforms, fintechs and other third parties;

•	brand or reputational damage;

•	our exposure to loss or illiquidity due to settlement guarantees;

•	any disruption, failure, breach or cyber-attack of our networks or systems;

•	risks, uncertainties and the failure to achieve the anticipated benefits with respect to our acquisitions, joint ventures and other strategic investments; and

•	the other factors described in our filings with the SEC, including our Annual Report on Form 10-K for the year ended September 30, 2022, and our subsequent reports on Forms 10-Q and 8-K.

Except as required by law, we do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise.

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